UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers continued strong performance

Strong Specialty Medicines performance drives sales and core operating profit growth
●	Total Q2 2025 sales £8.0 billion +1% AER; +6% CER
●	Specialty Medicines sales £3.3 billion (+15%); Respiratory, Immunology & Inflammation £1.0 billion (+10%); Oncology £0.5 billion (+42%); HIV sales £1.9 billion (+12%)
●	Vaccines sales £2.1 billion (+9%); Shingrix £0.9 billion (+6%); Meningitis vaccines £0.4 billion (+22%); and Arexvy £0.1 billion (+13%)
●	General Medicines sales £2.6 billion (-6%); Trelegy £0.8 billion (+4%)
●	Total operating profit +33% and Total EPS +35% driven by lower CCL charges partly offset by intangible asset impairments
●
Core operating profit +12% and Core EPS +15% reflecting Specialty Medicines and Vaccines growth, higher royalty income and disciplined increased investment in R&D portfolio progression in Oncology and Vaccines

●	Cash generated from operations of £2.4 billion with free cash flow of £1.1 billion
(Financial Performance – Q2 2025 results unless otherwise stated, growth % and commentary at CER as defined on page 57. In Q2 2025, the adverse currency impact of AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 10 for further details.)

	Q2 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	7,986	1	6	15,502	2	5
Total operating profit	2,023	23	33	4,239	35	41
Total operating margin %	25.3%	4.5ppts	5.4ppts	27.3%	6.8ppts	7.2ppts
Total EPS	35.5p	23	35	75.3p	38	45
Core operating profit	2,631	5	12	5,164	4	8
Core operating margin %	32.9%	1.1ppts	1.8ppts	33.3%	0.8ppts	1.1ppts
Core EPS	46.5p	7	15	91.4p	6	10
Cash generated from operations	2,433	47		3,734	35

Pipeline progress and investment delivering future growth opportunities:
5 major new product approvals expected in 2025:
●	3 US Approvals now received for Penmenvy meningitis vaccine, Blujepa first-in-class antibiotic treatment for uUTIs and Nucala, anti-IL5 biologic for COPD
●	Blenrep (for multiple myeloma) approved in EU, Japan, UK, Canada and Switzerland. Constructive discussion ongoing with FDA with new PDUFA date set for 23 October 2025
●	US regulatory decision on depemokimab (for asthma with type 2 inflammation, nasal polyps) expected in December 2025
Progress on 14 key opportunities expected to launch 2025-2031 each with PYS potential above £2 billion:
●	Phase III PIVOT-PO study for tebipenem, a potential new antibiotic for cUTIs, stopped early for efficacy, with filing now planned by year end
●	Phase III development programme for depemokimab COPD started with launch of ENDURA studies
●
Pivotal/Phase III trial starts planned in H2 25 for: potential cancer treatments GSK'227 B7H3 ADC for ES-SCLC and GSK'981 IDRx-42 for 2L GIST; efimosfermin for treatment of MASH; and cabotegravir ultra long acting + rilpivirine (Q4M) for HIV treatment

Targeted business development continues strengthening RI&I and Oncology pipeline
●	Acquisition of efimosfermin a potential best in class specialty medicine for steatotic liver disease from Boston Pharmaceuticals completed
●
Agreements announced with Hengrui Pharma to develop up to 12 medicines in RI&I and Oncology, including licence for potential best-in-class PDE3/4 inhibitor in clinical development for treatment of COPD

Continued commitment to shareholder returns
●	Dividend declared of 16p for Q2 2025; 64p expected for full year 2025
●	£822 million spent in H1 2025 as part of the £2 billion share buyback programme announced at FY 2024

Confident for delivery of 2025 guidance - towards top of range
●	Increase towards the top end of range for turnover growth of 3% to 5%; Core operating profit growth of 6% to 8%; and Core EPS growth of 6% to 8%
Guidance all at CER

Emma Walmsley, Chief Executive Officer, GSK:
“GSK’s strong momentum in 2025 continues with another quarter of excellent performance driven mainly by Specialty Medicines, our largest business, with double-digit sales growth in Respiratory, Immunology & Inflammation, Oncology and HIV. We also continue to make very good progress in R&D, with 3 major FDA approvals achieved so far this year, 16 assets now in late-stage development, and 4 more promising medicines to treat cancer, liver disease and HIV expected to enter Phase III and pivotal development by the end of the year. With all this, we now expect to be towards the top end of our financial guidance for 2025 and remain confident in our long-term outlooks.”

The Total results are presented in summary above and on page 7 and Core results reconciliations are presented on pages 19 and 22. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 57-58: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 17. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 59-60. Abbreviations are defined on page 64.

2025 Guidance

GSK revises its full-year 2025 guidance at constant exchange rates (CER).

Guidance	New 2025 guidance at CER	Previous 2025 guidance at CER
Turnover	Increase towards the top end of the range of between 3% to 5%	Increase between 3% to 5%
Core operating profit	Increase towards the top end of the range of between 6% to 8%	Increase between 6% to 8%
Core earnings per share	Increase towards the top end of the range of between 6% to 8%	Increase between 6% to 8%

This guidance is supported by the following revised turnover expectations for full-year 2025 at CER

Turnover expectations	New 2025 guidance at CER	Previous 2025 guidance at CER
Specialty Medicines	Increase at a low-teens percentage	Increase at a low double digit percentage
Vaccines	Decrease of low single-digit per cent to broadly stable	Decrease of a low single digit percent
General Medicines	Broadly stable	Broadly stable

Core operating profit is now expected to grow towards the top end of the range of between 6 to 8 per cent at CER.  GSK continues to expect to deliver gross margin benefit due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue to take a returns-based approach to SG&A investments, with SG&A expected to grow at a low single-digit percentage. Royalty income is expected to be at £750-800 million, including an IP settlement agreed in April. R&D is now expected to grow ahead of sales reflecting accelerating investment in the pipeline including reinvestment of this additional income.

Core earnings per share is now expected to increase towards the top end of the range of between 6 to 8 per cent at CER, in line with Core operating profit growth, reflecting a higher tax rate which is expected to rise to around 17.5% and higher interest charges, offset by the expected benefit of up to 1% from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2024.

Tariffs

GSK notes that the US Administration has initiated an investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. Our guidance is inclusive of tariffs enacted thus far and the European tariffs indicated this week. We are positioned to respond to the potential financial impact of tariffs, with mitigation options identified. Given the uncertain external environment, we will continue to monitor developments.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q2 2025 of 16p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2025 are provided on page 36.

GSK has commenced a £2 billion share buyback programme, to be implemented over the period to the end of Q2 2026.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Exchange rates

If exchange rates were to hold at the closing rates on 30 June 2025 ($1.37/£1, €1.17/£1 and Yen 198/£1) for the rest of 2025, the estimated impact on 2025 Sterling turnover growth for GSK would be -4% and if exchange gains or losses were recognised at the same level as in 2024, the estimated impact on 2025 Sterling Core Operating Profit growth for GSK would be -7%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon BST (US EDT at 07.00 am) on 30 July 2025. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Performance: turnover

Turnover	Q2 2025			Year to date
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
HIV	1,880	7	12	3,594	7	10
Respiratory, Immunology & Inflammation	963	6	10	1,767	14	18
Oncology	484	36	42	899	43	47
Specialty Medicines	3,327	10	15	6,260	13	16
Shingles	853	3	6	1,720	(3)	(1)
Meningitis	379	17	22	729	17	21
RSV (Arexvy)	66	6	13	144	(41)	(39)
Influenza	6	(14)	–	7	(65)	(60)
Established Vaccines	787	2	6	1,586	(2)	1
Vaccines	2,091	5	9	4,186	(2)	1
Respiratory	1,871	(9)	(5)	3,581	(6)	(3)
Other General Medicines	697	(12)	(8)	1,475	(10)	(5)
General Medicines	2,568	(10)	(6)	5,056	(7)	(3)
Total	7,986	1	6	15,502	2	5
By Region:
US	4,115	(1)	5	7,867	2	4
Europe	1,839	10	11	3,588	9	11
International	2,032	(2)	4	4,047	(4)	1
Total	7,986	1	6	15,502	2	5

Financial Performance – Q2 2025 results unless otherwise stated, growth % and commentary at CER. In Q2 2025, the adverse currency impact of AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 10 for further details.

	Q2 2025			Year to date
	£m	AER	CER	£m	AER	CER
Specialty Medicines	3,327	10%	15%	6,260	13%	16%
Specialty Medicines sales grew by double-digit percentages in the quarter and YTD, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.

HIV	1,880	7%	12%	3,594	7%	10%
HIV sales grew by 12% in the quarter with +9ppts of strong patient demand growth from Dovato, Cabenuva & Apretude and benefitted +3ppts from customer stocking patterns and tender phasing. The US continued to grow strongly at 14% in the quarter. YTD HIV sales grew 10% with +9ppts of strong patient demand growth and benefitted +3ppts from customer stocking patterns and tender phasing with an additional impact from pricing of -2ppts including the IRA Medicare Part D redesign.

Oral 2DR	813	12%	16%	1,541	13%	16%
Sales of Oral 2DR now represent 43% of the total HIV portfolio. Dovato, the first and only once-daily oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents continues to be the largest product in the HIV portfolio with sales of £655 million in the quarter and growing 23%.

Long-Acting	442	39%	47%	825	41%	45%
Long-Acting Medicine sales contributed more than 70% of the total HIV growth in Q2 2025 with Cabenuva contributing 55%. Cabenuva, the only complete long-acting injectable regimen for HIV treatment reached sales of £341 million in the quarter, growing 46% due to strong patient demand across US and Europe. Apretude, the first long-acting injectable option for HIV prevention delivered sales of £101 million in the quarter, growing 50% compared to Q2 2024.

Respiratory, Immunology & Inflammation	963	6%	10%	1,767	14%	18%
Sales continued to grow at a double-digit rate in the quarter and YTD, and are primarily comprised of contributions from Nucala in respiratory and Benlysta in immunology. Growth in the quarter on both products, was adversely affected by the impact of channel inventory build in the US in Q2 2024.

	Q2 2025			Year to date
	£m	AER	CER	£m	AER	CER
Nucala	498	3%	7%	942	10%	13%
Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including CRSwNP, EGPA, HES and more recently COPD. Sales growth in the quarter was largely driven by strong performance in the Europe and International regions, reflecting higher patient demand for treatments addressing eosinophilic-led disease. This was partially offset by a decline in the US, where growth from continued volume increases driven by higher patient demand was more than offset by continued pricing pressures, including the impact of IRA Medicare Part D redesign, and from unfavourable impacts resulting from inventory build in Q2 2024. YTD growth was driven by double digit growth in the Europe and International regions, with US growth moderated to mid-single digit following the decrease in sales in the current quarter.

Benlysta	451	8%	13%	810	19%	23%
Sales of Benlysta, a monoclonal antibody treatment for lupus, grew in the quarter and YTD representing strong demand and volume growth with bio-penetration rates having increased across many markets. Growth in the quarter in the US was partially offset by impacts from channel inventory build in Q2 2024.

Oncology	484	36%	42%	899	43%	47%
Oncology sales are largely comprised of sales from Jemperli, Zejula and Ojjaara/Omjjara. Strong Oncology sales growth in the quarter and YTD were driven in particular by increasing patient demand for Jemperli and Ojjaara/Omjjara partially offset by decreases in Zejula. In the quarter, Blenrep, a treatment in relapsed/refractory multiple myeloma, has been approved and commercially launched in UK, with sales of £4 million.  Approvals have also been received in EU, Japan, Canada, Switzerland and UAE.

Jemperli	196	81%	91%	370	97%	>100%
Sales of Jemperli grew strongly in the quarter and YTD, driven largely by continued volume growth in the US following Q3 2024 FDA approval expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer. Europe and International regions increasingly contribute to sales and growth, with Jemperli now available in over 30 countries worldwide.

Zejula	151	(8%)	(5%)	282	(8%)	(5%)
Sales of Zejula, a PARP inhibitor treatment for ovarian cancer, declined in the quarter with sales decreasing across all regions. Performance in the US was adversely impacted by price unfavourability driven by ongoing channel pricing pressure, including the impact of IRA Medicare Part D redesign, and volume decreases due to relevant market and share declines.

Ojjaara/Omjjara	138	62%	69%	250	82%	87%
Sales of Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the quarter and YTD largely driven by the US with continued patient uptake and volume growth. Sales in the quarter included increasing contributions from Europe and International regions, following the recent launch in Japan in Q3 2024, and with further new launches including France, Spain and Italy in the first half of 2025.

Vaccines	2,091	5%	9%	4,186	(2%)	1%
Vaccines sales increased in the quarter reflecting growth in Meningitis vaccines related to uptake following expanded recommendation and public funding of Bexsero in Europe as well as growth in Shingrix driven by launch uptake in France and strong demand across several other European markets and Japan.  YTD vaccine sales growth was adversely impacted by lower demand for Shingrix in the US and a more limited ACIP recommendation for Arexvy received in June 2024.

Shingles	853	3%	6%	1,720	(3%)	(1%)
Sales of Shingrix increased in the quarter with growth across Europe partially offset by lower sales in the US and International, however sales declined YTD primarily due to a slowdown in immunisation rates in the US.

In Europe, Shingrix sales grew over 40% driven by new launch uptake and related channel inventory build in France together with expanded public funding and higher private market demand across several countries.

Sales of Shingrix decreased in International reflecting the timing of supply to our co-promotion partner in China and a strong 2024 comparator which included rapid uptake from the national immunisation programme (NIP) in Australia, partially offset by accelerated demand following expanded public funding in Japan from April 2025.

US sales decreased due to the continuing slowdown in the pace of penetration of harder-to-reach unvaccinated consumers, partly offset in the quarter by higher channel inventory consumption in Q2 2024.  The US cumulative immunisation rate reached 42%, up five percentage points compared to 12 months earlier.(1)

Shingrix is now launched in 56 countries, with markets outside the US representing 72% of Q2 2025 global sales (Q2 2024: 64%). The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 9% with significantly higher uptake in funded cohorts.

Footnote: (1) Based on data from IQVIA up until the end of Q1 2025

	Q2 2025			Year to date
	£m	AER	CER	£m	AER	CER
Meningitis	379	17%	22%	729	17%	21%
Meningitis vaccines continued to grow strongly, achieving double-digit growth.

Bexsero, a vaccine against meningitis B, grew in Europe driven by continued uptake following recommendation and reimbursement in Germany together with increased demand in France due to outbreaks and related expanded cohort recommendations. Bexsero also grew in International due to higher demand and geographic expansion.

Menveo, a vaccine against meningitis ACWY, grew in the quarter mainly due to higher private market demand in the US while YTD sales growth resulted from favourable pricing in the US and the timing of deliveries in International.

RSV	66	6%	13%	144	(41%)	(39%)
Sales of Arexvy grew in the quarter driven by uptake in Europe and International and declined YTD reflecting the continued decline in the US market related to a more limited recommendation from ACIP for individuals aged 60 to 74 since June 2024. Arexvy maintained the US market leading position in the older adult setting in H1 2025.

Arexvy is approved in 66 markets globally, 18 countries have national RSV vaccination recommendations for older adults and 7, including the US, have reimbursement programmes for Arexvy in place at the quarter end.

Established Vaccines	787	2%	6%	1,586	(2%)	1%
Established Vaccines sales increased in the quarter primarily due to favourable CDC stockpile movements for Infanrix/Pediarix in the US. YTD sales were also impacted by higher demand for MMRV vaccines, partly offset by 2024 sales of AS03 adjuvant, the impact of divested brands and competitive pressure for Cervarix.

General Medicines	2,568	(10%)	(6%)	5,056	(7%)	(3%)
Sales include contributions from both the Respiratory and Other General Medicine portfolios. Sales decreased in the quarter and YTD, with 4% growth in Trelegy in the quarter impacted by higher favourable channel mix pricing adjustments in Q2 2024, more than offset by decreases in Seretide/Advair, also impacted by channel mix pricing adjustments, other respiratory and Other General Medicine products reflecting continued generic competition.

Respiratory	1,871	(9%)	(5%)	3,581	(6%)	(3%)
Sales decreased in the quarter and YTD, with 4% growth in Trelegy more than offset by decreases in other respiratory products, particularly Seretide/Advair. Seretide/Advair sales decreased across all regions as a result of continued generic erosion and competitive pressures, with US performance particularly in this quarter impacted by unfavourable pricing impacts from channel mix pricing adjustments.

Trelegy	835	(1%)	4%	1,510	5%	8%
Trelegy sales continued to grow in the quarter and year to date, with strong volume growth continued across all regions reflecting patient demand, SITT class growth, and increased market share. In the quarter, growth in Trelegy moderated, with US performance broadly stable as volume growth was partially offset by continued channel pricing pressure, including the impact of IRA Medicare Part D redesign, and particularly in this quarter from the impact of  higher channel mix pricing adjustments in Q2 2024.

Other General Medicines	697	(12%)	(8%)	1,475	(10%)	(5%)
Other General Medicines sales decrease in the quarter and YTD was driven by continued generic competition across the portfolio.

By Region

	Q2 2025			Year to date
	£m	AER	CER	£m	AER	CER
US	4,115	(1%)	5%	7,867	2%	4%
Specialty Medicines double-digit sales growth in the quarter and YTD was driven by strong Oncology, HIV and Benlysta performance. Sales of Nucala grew mid-single digit YTD, but decreased in the quarter, where growth from continued volume increases resulting from higher patient demand were more than offset by continued pricing pressures, including the impact of IRA Medicare Part D redesign, and from unfavourable impacts resulting from inventory build in Q2 2024.

Vaccines sales were broadly flat in the quarter due to lower demand for Shingrix driven by the continued challenge of activating harder-to reach consumers offset by favourable CDC stockpile movements impacting Established Vaccines. YTD sales decreased reflecting lower Shingrix sales together with a decline in Arexvy following a more limited ACIP recommendation for RSV vaccination in June 2024.

General Medicines sales decreased in the quarter, with Trelegy sales broadly stable and decreases in other respiratory and Other General Medicine products. Sales performance in Trelegy and Seretide/Advair were adversely impacted by continued pricing pressures, and particularly in the quarter by unfavourable pricing impacts from channel mix pricing adjustments. YTD sales decreased as growth in Trelegy was more than offset by decreases in other respiratory and other general medicine products.

US performance in the quarter and YTD reflected the introduction of the IRA Medicare Part D redesign, which adversely impacted a number of products across Specialty Medicines, Vaccines and General Medicines.

Europe	1,839	10%	11%	3,588	9%	11%
Specialty Medicines sales grew in the quarter and YTD due to continued strong performance in Oncology, Benlysta and Nucala including the benefit from new indication launches. HIV sales were broadly flat in the quarter and grew low single digit YTD.

Vaccines sales grew double digit driven by Shingrix launch uptake in France together with expanded public funding and higher private market demand across several countries. Bexsero and Arexvy sales also grew strongly mainly in Germany following recommendations and reimbursements.

General Medicines sales decreased in the quarter and YTD, with growth for Trelegy and Anoro being more than offset by decreases across other general medicine products.

International	2,032	(2%)	4%	4,047	(4%)	1%
Specialty Medicines double-digit sales growth in the quarter and YTD was driven by Nucala in respiratory, Benlysta in immunology, Oncology and HIV.

Vaccines sales increased in the quarter driven by higher demand and geographic expansion of Bexsero alongside higher demand for MMRV vaccines. This was partly offset by decreased sales of Shingrix in China and Australia. YTD sales were also impacted by 2024 sales of AS03 adjuvant, the impact of divested brands and competitive pressure for Cervarix.

General Medicines sales decreased in the quarter and YTD, with double-digit growth for Trelegy and growth in Anoro being more than offset by decreases across other general medicine products.

Financial performance

Total Results	Q2 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,986	1	6	15,502	2	5
Cost of sales	(2,165)	2	3	(4,102)	–	2
Selling, general and administration	(2,140)	(13)	(9)	(4,210)	(8)	(3)
Research and development	(2,024)	37	40	(3,486)	20	22
Royalty income	246	71	70	426	44	45
Other operating income/(expense)	120			109

Operating profit	2,023	23	33	4,239	35	41
Net finance expense	(134)	(11)	(8)	(242)	(15)	(14)
Share of after tax profit/(loss) of associates and joint ventures	(2)			(2)

Profit before taxation	1,887	26	37	3,995	40	47

Taxation	(241)			(577)
Tax rate %	12.8%			14.4%

Profit after taxation	1,646	26	37	3,418	43	50
Profit attributable to non-controlling interests	203			351
Profit/(loss) attributable to shareholders	1,443			3,067
	1,646	26	37	3,418	43	50

Earnings per share	35.5p	23	35	75.3p	38	45
Financial Performance – Q2 2025 results unless otherwise stated, growth % and commentary at CER. In Q2 2025, the adverse currency impact of AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 10 for further details.

Core results Reconciliations between Total results and Core results Q2 2025, Q2 2024, H1 2025 and H1 2024 are set out on pages 19, 20, 22 and 23.

	Q2 2025			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,986	1	6	15,502	2	5
Cost of sales	(1,986)	6	7	(3,712)	3	4
Selling, general and administration	(2,093)	(6)	(1)	(4,153)	(1)	3
Research and development	(1,522)	8	11	(2,899)	5	7
Royalty income	246	71	70	426	44	45

Core operating profit	2,631	5	12	5,164	4	8

Core profit before taxation	2,504	6	13	4,936	6	10
Taxation	(439)	4	11	(873)	6	10
Tax rate %	17.5%			17.7%
Core profit after taxation	2,065	6	14	4,063	6	10
Core profit attributable to non-controlling interests	175			337
Core profit attributable to shareholders	1,890			3,726
	2,065	6	14	4,063	6	10
Core Earnings per share	46.5p	7	15	91.4p	6	10

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	2,165	2%	3%	4,102	–%	2%
	% of sales	27.1%	0.2%	(0.6%)	26.5%	(0.4%)	(0.9%)
	Core	1,986	6%	7%	3,712	3%	4%
	% of sales	24.9%	1.1%	0.3%	23.9%	0.3%	(0.2%)
Total cost of sales as a percentage of sales decreased in the quarter and year to date primarily driven by lower major restructuring and transaction-related items.

Core cost of sales as a percentage of sales in the quarter and year to date was broadly flat, with favourable mix benefits from growth in Specialty Medicines, and regional mix driven by the US and Europe sales, being offset primarily in the quarter by pricing impacts, including an adverse comparison to higher price benefits in Q2 2024, as well as supply chain optimisation charges.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	2,140	(13%)	(9%)	4,210	(8%)	(3%)
	% of sales	26.8%	(4.5%)	(4.3%)	27.2%	(2.7%)	(2.4%)
	Core	2,093	(6%)	(1%)	4,153	(1%)	3%
	% of sales	26.2%	(2.0%)	(1.9%)	26.8%	(0.8%)	(0.5%)
Total SG&A as a percentage of sales decreased in the quarter and year to date due to lower Significant legal expenses.

Core SG&A growth in the year to date was driven by continued disciplined investment to support new asset launches, including Blenrep, Penmenvy, depemokimab and Blujepa, and growth of key assets including Shingrix, Nucala, Ojjaara/Omjjara and long-acting HIV medicines, with spend reallocated from General Medicines and the acceleration of ongoing productivity initiatives. Year to date Core SG&A growth also includes a two percentage point impact driven by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

In the quarter, Core SG&A declined primarily due to the acceleration of productivity initiatives and phasing of spend between quarters.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Research & development	Total	2,024	37%	40%	3,486	20%	22%
	% of sales	25.3%	6.6%	6.1%	22.5%	3.4%	3.1%
	Core	1,522	8%	11%	2,899	5%	7%
	% of sales	19.1%	1.1%	0.9%	18.7%	0.5%	0.3%
In Q2 2025 and year to date, Total R&D was impacted by an impairment charge of £471 million related to the termination of the belrestotug development programme (anti-TIGIT mAb). Core R&D investment increased reflecting progression across the portfolio.

In Oncology, increased investment primarily reflected acceleration in work on ADC, and studies into Blenrep (1L) and Jemperli (endometrial cancer).

In Vaccines, clinical trial programmes associated with the pneumococcal MAPS and mRNA continued to drive investment.

These increases were partly offset by lower spend predominantly due to the status of late-stage clinical development programmes including depemokimab and linerixibat following filing, and camlipixant (CALM-1) as studies progress towards completion.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	246	71%	70%	426	44%	45%
	Core	246	71%	70%	426	44%	45%
The increase in Total and Core royalty income in Q2 2025 and the year to date primarily reflected historic royalties recognised in association with the settlement of an IP dispute, as well as an increase in Kesimpta royalties.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	120	>100%	>100%	109	>100%	>100%
In Q2 2025 other operating income included a credit of £89 million (Q2 2024: £378 million charge) arising from the remeasurement of contingent consideration liabilities (CCL) and the liabilities for the Pfizer, Inc. (Pfizer) put option. The credit in the current quarter primarily reflected favourable foreign exchange movements, partly offset by discount unwind. See page 21 for further details. Other net operating income at £31 million (Q2 2024: £60 million) includes fair value movements on equity investments and other net income. Q2 2024 included a fair value loss of £35 million on the stake in Haleon plc (Haleon).

The year to date other operating income reflected a credit of £87 million (YTD 2024: £1,063 million charge) arising from the remeasurement of CCLs and a decrease in the liabilities for the Pfizer put option primarily reflecting favourable foreign currency movements, partly offset by discount unwind and updated sales forecasts. See page 24 for further details. Other net operating income at £22m (YTD 2024: £212 million) includes fair value movements on equity investments and other net income. Year to date 2024 included a fair value gain of £22 million on the stake in Haleon.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	2,023	23%	33%	4,239	35%	41%
	% of sales	25.3%	4.5%	5.4%	27.3%	6.8%	7.2%
	Core	2,631	5%	12%	5,164	4%	8%
	% of sales	32.9%	1.1%	1.8%	33.3%	0.8%	1.1%
Total operating profit margin was higher in the quarter and year to date mainly due to lower CCL charges, partly offset by higher impairment charges and lower other net operating income.

Core operating profit growth in the quarter and year to date primarily reflected higher turnover, favourable product mix and royalty income. Growth was partly offset by increased investment in R&D, new asset launches and growth assets and adverse pricing impacts, as well as in the year to date the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	134	(11%)	(8%)	242	(15%)	(14%)
	Core	125	(16%)	(13%)	226	(19%)	(18%)
The decrease in net finance costs in Q2 2025 and the year to date was mainly driven by higher interest income on cash and favourable interest on tax, partly offset by higher interest expense on debt. The year to date also benefitted from higher swap interest income.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Taxation	Total	241	26%	41%	577	24%	31%
	Tax rate %	12.8%			14.4%
	Core	439	4%	11%	873	6%	10%
	Tax rate %	17.5%			17.7%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results.

The effective tax rate on Core profits is broadly in line with expectations for the year. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2024. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q2 2025			Year to date
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	203	55%	63%	351	>100%	>100%
	Core	175	3%	9%	337	4%	7%
The increase in Total and Core NCIs in the quarter and year to date was primarily driven by higher core profit allocations from ViiV Healthcare, and a remeasurement gain on the CCL compared to a loss in the comparator periods impacting Total NCIs.

		Q2 2025			Year to date
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	35.5p	23%	35%	75.3p	38%	45%
	Core	46.5p	7%	15%	91.4p	6%	10%
The increase in the Q2 2025 and year to date Total EPS was primarily driven by CCL net credits compared to charges in Q2 2024, partly offset by higher impairment charges.

The increase in the Core EPS in the quarter and year to date primarily reflected the growth in Core operating profit as well as lower net finance costs and the share buyback, partly offset by higher non-controlling interests.

Currency impact on results

The results for Q2 2025 are based on average exchange rates, principally $1.34/£1, €1.18/£1 and Yen194/£1. The period-end exchange rates were $1.37/£1, €1.17/£1 and Yen198/£1. Comparative exchange rates are given on page 37.

		Q2 2025			Year to date
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		7,986	1%	6%	15,502	2%	5%
Earnings per share	Total	35.5p	23%	35%	75.3p	38%	45%
	Core	46.5p	7%	15%	91.4p	6%	10%
In Q2 2025 and year to date, the adverse currency impact primarily reflected the strengthening of Sterling against US Dollar. Exchange gains on the settlement of intercompany transactions resulted in a favourable impact from currency of one percentage point on Total and Core EPS in the quarter and two percentage points in the year to date.

Cash generation

Cash flow
	Q2 2025 £m	Q2 2024 £m	H1 2025 £m	H1 2024 £m
Cash generated from operations (£m)	2,433	1,650	3,734	2,776
Total net cash inflow/(outflow) from operating activities (£m)	2,096	1,113	3,241	2,071
Free cash inflow/(outflow)* (£m)	1,126	328	1,823	617
Free cash flow growth (%)	>100%	(6%)	>100%	>100%
Free cash flow conversion* (%)	78%	28%	59%	28%
Total net debt** (£m)	13,735	13,960	13,735	13,960

*	Free cash flow and free cash flow conversion are defined on page 57. Free cash flow is analysed on page 40.
**	Net debt is analysed on page 40.

Q2 2025

Cash generated from operations for the quarter was £2,433 million (Q2 2024: £1,650 million). The increase primarily reflected higher operating profit, and a favourable timing impact from higher returns and rebates, including the impact of the removal of the AMP cap in Q2 2024, as well as favourable working capital movements driven primarily by lower inventory build.

Total contingent consideration cash payments in the quarter were £333 million (Q2 2024: £317 million). £330 million  (Q2 2024: £313 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £319 million (Q2 2024: £305 million).

Free cash inflow was £1,126 million for the quarter (Q2 2024: £328 million). The increase was primarily driven by higher cash generated from operations and lower taxation payments, partly offset by higher capital expenditure on intangible assets.

H1 2025

Cash generated from operating activities was £3,734 million (H1 2024: £2,776 million). The increase reflected higher Core operating profit and higher returns and rebates, including the impact of the removal of the AMP cap in H1 2024, as well as favourable timing movements in payables and inventory build. The increase was partly offset by an adverse movement in receivables driven by higher Arexvy and Shingrix collections in Q1 2024.

Total contingent consideration cash payments in H1 2025 were £674 million (H1 2024: £626 million). £668 million (H1 2024: £619 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £650 million (H1 2024: £605 million).

Free cash inflow was £1,823 million for H1 2025 (H1 2024: £617 million). The increase was driven by higher cash generated from operations, lower tax payments, lower capital expenditure on property, plant and equipment, and lower net interest cost, partly offset by higher capital expenditure on intangible assets.

Total Net debt

At 30 June 2025, net debt was £13,735 million, compared with £13,095 million at 31 December 2024, comprising gross debt of £17,354 million and cash and liquid investments of £3,619 million. See net debt information on page 40.

Net debt increased by £640 million primarily due to the net acquisition costs of IDRx, Inc. (IDRx) and Cellphenomics GmbH totalling £800 million, dividends paid to shareholders of £1,268 million, and shares purchased as part of the 2025 share buyback programme of £808 million. This was partly offset by free cash inflow of £1,823 million and exchange gain on net debt of £428 million.

At 30 June 2025, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,050 million and £1,329 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Simon Steel	+44 (0) 7824 700619	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 79 New Oxford Street London, WC1A 1DG

Q2 2025 pipeline highlights (since 30 April 2025)
	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory approval (US)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory approval (EU, JP)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	US FDA Advisory Committee vote. New PDUFA date of 23 October 2025
	Shingrix	Shingles, liquid formulation	Regulatory approval (US)
Regulatory submissions or acceptances	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory acceptance (US, EU)
	Arexvy	RSV, adults aged 18 and above	Regulatory acceptance (EU)
	Arexvy	RSV, adults aged 18-49 at increased risk	Regulatory acceptance (US, JP)
Phase III data readouts or other significant events	depemokimab	AGILE (severe asthma)	Positive phase III data readout
	belrestotug	GALAXIES Lung-201 (1L non small cell lung cancer)	Development ended
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Positive phase III data readout

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2025	camlipixant	CALM-1 (refractory chronic cough)	Phase III data readout*
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	NIMBLE (severe asthma)	Phase III data readout
	latozinemab	INFRONT-3 (frontotemporal dementia)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (CN, JP)
	Ventolin	Low carbon MDI (asthma)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	Arexvy	RSV, adults aged 60+ years	Phase III readout (CN)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory submission (US, EU, JP)
	Shingrix	Shingles, adults aged 18+ years at increased risk	Regulatory decision (CN)
	Bexsero	Meningococcal B (infants)	Phase III data readout (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)

*CALM-1 results will be disclosed together with CALM-2

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2026	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (EU, CN, JP)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (EU, CN)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory decision (CN)
	Arexvy	RSV, adults aged 60+ years	Regulatory submission (CN)
	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory decision (US, JP)
	Arexvy	RSV, adults aged 18 and above	Regulatory decision (EU)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Phase III data readout
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory submission (US, EU, CN, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
H2 2026	camlipixant	CALM-2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	latozinemab	INFRONT-3 (frontotemporal dementia)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (EU, JP, CN)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data readout
	cabotegravir	Q4M PrEP (HIV)	Phase II (pivotal) data readout
	cabotegravir	Q4M PrEP (HIV)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18-59 AIR	Phase III readout (CN)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory decision US, EU, JP
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)

Refer to pages 47 to 54 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Responsible Business focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q1 2025 results. For more details on annual updates, please see GSK's Responsible Business Performance Report 2024(1).

Access

Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q1 2025:

●
In July, ViiV Healthcare extended a voluntary licensing agreement with Medicines Patent Pool to enable access to its innovative long-acting injectable HIV treatment. This agreement allows manufacturers to develop, manufacture and supply generic long-acting injectable cabotegravir (CAB LA) for treatment in 133 countries and builds on the voluntary licence for CAB LA for HIV pre-exposure prophylaxis (PrEP), enabling increased access to innovative long-acting injectables for HIV treatment. More information can be found here(2).

●
Working in partnership with Bharat Biotech, GSK has made significant investments to make process improvements, expand production capacity and deliver cost effective manufacturing for the world’s first malaria vaccine, RTS,S. These enhancements, which have enabled a phased reduction in the price of the malaria vaccine for more than 50% for children in endemic countries, will be fully realised by 2028 when the transfer of production between the two companies is complete. More information can be found here(3).

●
In June, GSK reaffirmed its support for Gavi, the Vaccine Alliance, with two major vaccine commitments, together contributing up to €100m to the Gavi replenishment. First, a reduction in unit costs and increased production capacity of the RTS,S malaria vaccine, supporting Gavi’s efforts to reach 50 million more children with malaria intervention by 2030. Second, a commitment to a 17% price reduction for the new rotavirus vaccine presentation, which will help save up to €80m for Gavi and implementing countries, assuming constant demand and price over the period up to 2030, and will help countries reduce their cold chain footprint by 30%, creating additional indirect cost savings. More information can be found here(4).

●	Performance metrics related to access are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 11.

Global health and health security

Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q1 2025:

●
The phase III clinical trial of M72/AS01E, a tuberculosis (TB) vaccine candidate originally developed by GSK and sponsored by Gates Medical Research Institute with funding support from the Gates Foundation and Wellcome, has completed full enrollment of 20,000 participants, 11 months ahead of schedule. The trial is taking place at 54 sites across sites in South Africa, Kenya, Malawi, Zambia, and Indonesia. If proven effective, M72 could potentially become the first new tuberculosis vaccine that meets the World Health Organization’s target product profile for over 100 years. More information can be found here(5).

●
In May, GSK announced a programme to develop a second generation malaria vaccine designed to help improve protection for children against the deadliest form of malaria, P. falciparum. This work will build on the success of first-generation vaccines by working at a different stage of the life cycle of the malaria parasite. More information can be found here(6).

●
In May, Nature published groundbreaking research on Delftia, a naturally occurring bacterium first identified by GSK scientists in 2023. Initially recognised for its potential to disrupt malaria transmission by mosquitoes, this new collaborative study with the National Institutes of Health has revealed that Delftia may also inhibit the transmission of Leishmania parasites by sand flies. The discovery represents a significant advancement in vector control science and offers promising new avenues for combatting leishmaniasis. More information can be found here(7).

●
In June, GSK announced the licensing of its Shigella vaccine candidate, developed by scientists in GSK’s Global Health team, to Bharat Biotech. The agreement paves the way for the ongoing development and potential distribution of the vaccine in low-and-middle-income countries where Shigella, the leading bacterial cause of diarrhoea, poses a significant health threat to children under five. More information can be found here(8).

●	Performance metrics related to global health and health security are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 16.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q1 2025:

●
GSK ranked second and was recognised as an “industry pioneer” in a scorecard developed by Revive and Restore, the Horseshoe Crab Recovery Coalition, and the Center for Biological Diversity looking at companies championing synthetic alternatives to horseshoe crab blood. The use of horseshoe crab blood is currently required by some regulators to be used in pharmaceutical quality control processes to ensure the quality and safety of medicines and vaccines. More information can be found here(9).

●
Following the recent partnership with WWF, GSK was announced as an initial signatory of the Freshwater Challenge Business Supporter Programme. The Programme for the world’s largest freshwater restoration and protection initiative was launched during London Climate Action Week at an event supported by GSK to encourage more businesses to take action on freshwater. More information can be found here(10).

●	Performance metrics related to environment are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 19.

Inclusion
Commitment: meet patients’ needs with research that includes those impacted by the disease under study, attract and retain the best talent regardless of background, and support all GSK people to thrive.
●	Performance metrics related to inclusion are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 27.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 29.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 34.

Responsible Business rating performance
Detailed below is how GSK performs in key Responsible Business ratings(11).

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A	A-	Updated annually, current scores updated February 2025 (for supplier engagement, July 2025)
CDP Water Security	A	A-
CDP Forests (palm oil)	B	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	14.8	15.0	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at July 2025
MSCI	AA	AA	Last rating action date: September 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024
Footnotes:

(1) https://www.gsk.com/media/11863/responsible-business-performance-report-2024.pdf
(2) https://viivhealthcare.com/hiv-news-and-media/news/press-releases/2025/july/long-acting-injectable-hiv-treatment
(3) https://www.gsk.com/en-gb/media/press-releases/price-of-world-s-first-malaria-vaccine-rts-s-for-children-in-endemic-countries-to-be-reduced
(4) https://www.gavi.org/news/media-room/world-leaders-recommit-immunisation-amid-global-funding-shortfall
(5) https://www.gatesfoundation.org/ideas/media-center/press-releases/2023/06/funding-commitment-m72-tb-vaccine-candidate
(6) https://www.gsk.com/en-gb/behind-the-science-magazine/second-generation-malaria-vaccine
(7) https://www.nature.com/articles/s41467-025-58769-4
(8) https://www.gsk.com/en-gb/media/press-releases/gsk-licenses-shigella-vaccine-candidate-to-bharat-biotech-for-continued-development
(9) https://reviverestore.org/sustainability-scorecard
(10) https://www.freshwaterchallenge.org/joining
(11) GSK’s Responsible Business ratings are regularly reviewed to ensure the external benchmarks listed remain high quality, appropriate and relevant to investors. The outcome of these reviews may lead to changes in the  table above – last updated July 2025.

Total and Core results

Total reported results represent the Group’s overall performance.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 57 and 58.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 19 and 22.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2024.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the six months ended 30 June 2025 were £650 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 89 and 90 of the Annual Report 2024.

The reconciliations between Total results and Core results for Q2 2025 and Q2 2024 are set out below.

Three months ended 30 June 2025

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	7,986						7,986
Cost of sales	(2,165)	173				6	(1,986)

Gross profit	5,821	173				6	6,000

Selling, general and administration	(2,140)			8	1	38	(2,093)
Research and development	(2,024)	21	476	4		1	(1,522)
Royalty income	246						246
Other operating income/(expense)	120			1	(89)	(32)	–

Operating profit	2,023	194	476	13	(88)	13	2,631

Net finance expense	(134)					9	(125)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)

Profit before taxation	1,887	194	476	13	(88)	22	2,504

Taxation	(241)	(54)	(119)	(3)	(28)	6	(439)
Tax rate %	12.8%						17.5%

Profit after taxation	1,646	140	357	10	(116)	28	2,065

Profit attributable to non-controlling interests	203				(28)		175

Profit/(loss) attributable to shareholders	1,443	140	357	10	(88)	28	1,890

	1,646	140	357	10	(116)	28	2,065

Earnings per share	35.5p	3.4p	8.8p	0.3p	(2.2p)	0.7p	46.5p

Weighted average number of shares (millions)	4,063						4,063

Three months ended 30 June 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	7,884						7,884
Cost of sales	(2,122)	180		41	19	5	(1,877)

Gross profit	5,762	180		41	19	5	6,007

Selling, general and administration	(2,465)			75	1	166	(2,223)
Research and development	(1,477)	13	47	2			(1,415)
Royalty income	144						144
Other operating income/(expense)	(318)			6	378	(66)	–

Operating profit	1,646	193	47	124	398	105	2,513
Net finance expense	(150)					2	(148)
Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)
Profit before taxation	1,495	193	47	124	398	107	2,364

Taxation	(191)	(43)	(11)	(34)	(121)	(23)	(423)
Tax rate %	12.8%						17.9%
Profit after taxation	1,304	150	36	90	277	84	1,941

Profit attributable to non-controlling interests	131				39		170
Profit attributable to shareholders	1,173	150	36	90	238	84	1,771
	1,304	150	36	90	277	84	1,941

Earnings per share	28.8p	3.7p	0.9p	2.2p	5.8p	2.0p	43.4p

Weighted average number of shares (millions)	4,079						4,079

Adjusting items Q2 2025

Major restructuring and integration

Charges of £13 million (Q2 2024: £124 million) were incurred in Q2 2025 relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	Q2 2025			Q2 2024
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	2	3	5	99	8	107
Significant acquisitions	7	–	7	16	1	17
Legacy programmes	1	–	1	–	–	–
	10	3	13	115	9	124

The Separation restructuring programme incurred cash charges of £2 million primarily from restructuring of some commercial and administrative functions. The non-cash charges of £3 million primarily reflected the write down of assets in manufacturing locations. The programme focused on the separation of GSK into two separate companies is now largely complete.

Costs of significant acquisitions relate to integration costs of Affinivax Inc. (Affinivax) which was acquired in Q3 2022, BELLUS Health Inc. acquired in Q2 2023, Aiolos Bio, Inc. (Aiolos) acquired in Q1 2024 and IDRx acquired in Q1 2025.

Transaction-related adjustments

Transaction-related adjustments resulted in a net credit of £88 million (Q2 2024: £398 million net charge), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2025 £m	Q2 2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	(127)	228
ViiV Healthcare put options and Pfizer preferential dividends	(29)	4
Contingent consideration on former Novartis Vaccines business	57	132
Contingent consideration on acquisition of Affinivax	7	11
Other contingent consideration	3	–
Other adjustments	1	23

Total transaction-related (credits)/charges	(88)	398

The £127 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented a decrease in the valuation of the contingent consideration due to Shionogi driven by updated exchange rates and net other remeasurements of £226 million partly offset by the unwind of the discount for £99 million. The £228 million charge in Q2 2024 primarily reflected updated sales forecasts due to improved longer term HIV prospects, as well as the unwind of the discount. The £29 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

There was a £57 million charge in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts, updated exchange rates and the unwind of the discount.

The £7 million charge relating to the contingent consideration on the acquisition of Affinivax primarily related to the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included other net income, including fair value movements on equity investments.

The reconciliations between Total results and Core results for H1 2025 and H1 2024 are set out below.

Six months ended 30 June 2025

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	15,502						15,502
Cost of sales	(4,102)	371		11		8	(3,712)

Gross profit	11,400	371		11		8	11,790

Selling, general and administration	(4,210)			16	9	32	(4,153)
Research and development	(3,486)	42	540	5			(2,899)
Royalty income	426						426
Other operating income/(expense)	109			1	(87)	(23)	–

Operating profit	4,239	413	540	33	(78)	17	5,164

Net finance expense	(242)					16	(226)
Share of after tax profit/(loss) of associates and joint venture	(2)						(2)
Profit before taxation	3,995	413	540	33	(78)	33	4,936

Taxation	(577)	(105)	(135)	(8)	(58)	10	(873)
Tax rate %	14.4%						17.7%

Profit after taxation	3,418	308	405	25	(136)	43	4,063

Profit attributable to non-controlling interests	351				(14)		337

Profit/(loss) attributable to shareholders	3,067	308	405	25	(122)	43	3,726

	3,418	308	405	25	(136)	43	4,063

Earnings per share	75.3p	7.6p	9.9p	0.6p	(3.0p)	1.0p	91.4p

Weighted average number of shares (millions)	4,076						4,076

Six months ended 30 June 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	15,247						15,247
Cost of sales	(4,092)	362		74	38	8	(3,610)

Gross profit	11,155	362		74	38	8	11,637

Selling, general and administration	(4,552)			92	1	257	(4,202)
Research and development	(2,911)	27	101	9			(2,774)
Royalty income	295						295
Other operating income/(expense)	(851)			6	1,063	(218)	–

Operating profit	3,136	389	101	181	1,102	47	4,956

Net finance expense	(284)					4	(280)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)

Profit before taxation	2,850	389	101	181	1,102	51	4,674

Taxation	(465)	(84)	(25)	(47)	(197)	(9)	(827)
Tax rate %	16.3%						17.7%

Profit after taxation	2,385	305	76	134	905	42	3,847

Profit attributable to non-controlling interests	166				158		324
Profit/(loss) attributable to shareholders	2,219	305	76	134	747	42	3,523

	2,385	305	76	134	905	42	3,847
Earnings per share	54.5p	7.5p	1.9p	3.3p	18.3p	1.0p	86.5p
Weighted average number of shares (millions)	4,074						4,074

Adjusting items H1 2025

Major restructuring and integration

Charges of £33 million (H1 2024: £181 million) were incurred in H1 2025 relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	H1 2025			H1 2024

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	8	15	23	127	16	143
Significant acquisitions	8	–	8	35	1	36
Legacy programmes	2	–	2	2	–	2
	18	15	33	164	17	181

The Separation restructuring programme incurred cash charges of £8 million primarily from the restructuring of some commercial and administrative functions. The non-cash charges of £15 million primarily reflected the write-down of assets in manufacturing locations.

The programme focussed on the separation of GSK into two separate companies and is now largely complete. The programme has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with cash charges of £1.7 billion and non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023, Aiolos acquired in Q1 2024 and IDRx acquired in Q1 2025.

Cash charges of £2 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments

Transaction-related adjustments resulted in a net credit of £78 million (H1 2024: £1,102 million net charge), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2025 £m	H1 2024 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	(88)	814
ViiV Healthcare put options and Pfizer preferential dividends	(89)	70
Contingent consideration on former Novartis Vaccines business	109	160
Contingent consideration on acquisition of Affinivax	(26)	16
Other contingent consideration	7	-
Other adjustments	9	42

Total transaction-related charges	(78)	1,102

The £88 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented a decrease in the valuation of the contingent consideration due to Shionogi, driven by updated exchange rates and net other remeasurements of £301 million, partly offset by the unwind of the discount for £213 million. The £89 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an decrease in the valuation of the put option primarily as a result of updated exchange rates and sales forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £109 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts and updated exchange rates.

The £26 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone payment dates partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included other net income, including fair value movements on equity investments.

Financial information

Income statement

	Q2 2025 £m	Q2 2024 £m	H1 2025 £m	H1 2024 £m

TURNOVER	7,986	7,884	15,502	15,247

Cost of sales	(2,165)	(2,122)	(4,102)	(4,092)
Gross profit	5,821	5,762	11,400	11,155

Selling, general and administration	(2,140)	(2,465)	(4,210)	(4,552)
Research and development	(2,024)	(1,477)	(3,486)	(2,911)
Royalty income	246	144	426	295
Other operating income/(expense)	120	(318)	109	(851)

OPERATING PROFIT	2,023	1,646	4,239	3,136

Finance income	50	24	104	56
Finance expense	(184)	(174)	(346)	(340)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(1)	(2)	(2)

PROFIT BEFORE TAXATION	1,887	1,495	3,995	2,850

Taxation	(241)	(191)	(577)	(465)
Tax rate %	12.8%	12.8%	14.4%	16.3%

PROFIT AFTER TAXATION	1,646	1,304	3,418	2,385

Profit attributable to non-controlling interests	203	131	351	166
Profit attributable to shareholders	1,443	1,173	3,067	2,219
	1,646	1,304	3,418	2,385

EARNINGS PER SHARE	35.5p	28.8p	75.3p	54.5p

Diluted earnings per share	35.1p	28.5p	74.4p	53.9p

Statement of comprehensive income

	Q2 2025 £m	Q2 2024 £m	H1 2025 £m	H1 2024 £m
Total profit for the period	1,646	1,304	3,418	2,385

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	129	(21)	267	(211)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(7)	1	(8)	1
Fair value movements on cash flow hedges	(52)	–	(56)	–
Cost of hedging	5	–	9	–
Reclassification of cash flow hedges to income statement	53	–	48	2
	128	(20)	260	(208)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(15)	4	(23)	7
Fair value movements on equity investments	87	(159)	(34)	(81)
Tax on fair value movements on equity investments	(11)	18	(4)	3
Fair value movements on cash flow hedges	–	(2)	–	(1)
Remeasurement gains/(losses) on defined benefit plans	18	135	74	181
Tax on remeasurement losses/(gains) on defined benefit plans	(2)	(32)	(16)	(42)
	77	(36)	(3)	67

Other comprehensive income/(expense) for the period	205	(56)	257	(141)

Total comprehensive income for the period	1,851	1,248	3,675	2,244

Total comprehensive income for the period attributable to:
Shareholders	1,663	1,113	3,347	2,071
Non-controlling interests	188	135	328	173
	1,851	1,248	3,675	2,244

Balance sheet

	30 June 2025 £m	31 December 2024 £m
ASSETS
Non-current assets
Property, plant and equipment	9,118	9,227
Right of use assets	800	846
Goodwill	6,734	6,982
Other intangible assets	15,376	15,515
Investments in associates and joint ventures	88	96
Other investments	889	1,100
Deferred tax assets	6,581	6,757
Derivative instruments	–	1
Other non-current assets	1,999	1,942

Total non-current assets	41,585	42,466

Current assets
Inventories	6,072	5,669
Current tax recoverable	376	489
Trade and other receivables	7,321	6,836
Derivative financial instruments	200	109
Liquid investments	20	21
Cash and cash equivalents	3,599	3,870
Assets held for sale	85	3

Total current assets	17,673	16,997

TOTAL ASSETS	59,258	59,463

LIABILITIES
Current liabilities
Short-term borrowings	(2,050)	(2,349)
Contingent consideration liabilities	(1,134)	(1,172)
Trade and other payables	(14,820)	(15,335)
Derivative financial instruments	(100)	(192)
Current tax payable	(581)	(703)
Short-term provisions	(1,693)	(1,946)

Total current liabilities	(20,378)	(21,697)

Non-current liabilities
Long-term borrowings	(15,304)	(14,637)
Corporation tax payable	(1)	–
Deferred tax liabilities	(384)	(382)
Pensions and other post-employment benefits	(1,752)	(1,864)
Derivative financial instruments	(68)	–
Other provisions	(575)	(589)
Contingent consideration liabilities	(5,442)	(6,108)
Other non-current liabilities	(1,000)	(1,100)

Total non-current liabilities	(24,526)	(24,680)

TOTAL LIABILITIES	(44,904)	(46,377)

NET ASSETS	14,354	13,086

EQUITY
Share capital	1,349	1,348
Share premium account	3,486	3,473
Retained earnings	8,797	7,796
Other reserves	1,159	1,054

Shareholders’ equity	14,791	13,671

Non-controlling interests	(437)	(585)

TOTAL EQUITY	14,354	13,086

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period			3,067		3,067	351	3,418
Other comprehensive income /(expense) for the period			300	(20)	280	(23)	257

Total comprehensive income/(expense) for the period			3,367	(20)	3,347	328	3,675

Distributions to non-controlling interests						(180)	(180)
Dividends to shareholders			(1,268)		(1,268)		(1,268)
Realised after tax losses on disposal or liquidation of equity investments			3	(3)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(1)	1			–
Shares issued	1	13			14		14
Share buyback programme:
Purchase of treasury shares (1)			(1,155)		(1,155)		(1,155)
Write-down on shares held by ESOP Trusts			(127)	127			–
Shares acquired by ESOP Trusts							–
Share-based incentive plans			182		182		182

At 30 June 2025	1,349	3,486	8,797	1,159	14,791	(437)	14,354

(1) Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			2,219		2,219	166	2,385
Other comprehensive income /(expense) for the period			(69)	(79)	(148)	7	(141)

Total comprehensive income/(expense) for the period			2,150	(79)	2,071	173	2,244

Distributions to non-controlling interests						(219)	(219)
Dividends to shareholders			(1,220)		(1,220)		(1,220)
Realised after tax losses on disposal or liquidation of equity investments			(46)	46			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued		19			19		19
Write-down of shares held by ESOP Trusts			(204)	204			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			155		155		155
Contributions from non-controlling interests						1	1
Changes to non-controlling interest						(5)	(5)
At 30 June 2024	1,348	3,472	8,583	969	14,372	(602)	13,770

Cash flow statement six months ended 30 June 2025

	H1 2025 £m	H1 2024 £m
Profit after tax	3,418	2,385
Tax on profits	577	465
Share of after tax loss/(profit) of associates and joint ventures	2	2
Net finance expense	242	284
Depreciation, amortisation and other adjusting items	1,982	1,188
(Increase)/decrease in working capital	(1,253)	(955)
Contingent consideration paid	(668)	(619)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	(566)	26
Cash generated from operations	3,734	2,776
Taxation paid	(493)	(705)
Total net cash inflow/(outflow) from operating activities	3,241	2,071
Cash flow from investing activities
Purchase of property, plant and equipment	(464)	(550)
Proceeds from sale of property, plant and equipment	6	3
Purchase of intangible assets	(617)	(455)
Proceeds from sale of intangible assets	76	28
Purchase of equity investments	(45)	(47)
Proceeds from sale of equity investments	18	2,296
Purchase of businesses, net of cash acquired	(800)	(748)
Investment in joint ventures and associates	–	(3)
Contingent consideration paid	(6)	(7)
Disposal of businesses	(29)	(10)
Interest received	92	61
(Increase)/decrease in liquid investments	–	22
Dividends from joint ventures and associates	–	15
Dividend and distributions from investments	–	16
Total net cash inflow/(outflow) from investing activities	(1,769)	621
Cash flow from financing activities
Issue of share capital	14	19
Repayment of long-term loans	(1,409)	(788)
Issue of long-term notes	1,983	–
Net increase/(decrease) in short-term loans	637	(74)
Increase in other short-term loans	102	–
Repayment of other short-term loans	(269)	–
Repayment of lease liabilities	(110)	(114)
Interest paid	(325)	(342)
Dividends paid to shareholders	(1,268)	(1,220)
Purchase of treasury shares	(808)	–
Distribution to non-controlling interests	(180)	(207)
Contributions from non-controlling interests	–	1
Other financing items	119	81
Total net cash inflow/(outflow) from financing activities	(1,514)	(2,644)
Increase/(decrease) in cash and bank overdrafts in the period	(42)	48
Cash and bank overdrafts at beginning of the period	3,403	2,858
Exchange adjustments	(37)	(27)
Increase/(decrease) in cash and bank overdrafts in the period	(42)	48
Cash and bank overdrafts at end of the period	3,324	2,879
Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,599	2,962
Overdrafts	(275)	(83)
	3,324	2,879

Sales tables

Specialty Medicines turnover – three months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	1,880	7	12	1,288	8	14	380	(1)	–	212	15	20
Dolutegravir products	1,386	–	4	868	(1)	4	325	(4)	(3)	193	13	17
Tivicay	333	5	8	196	2	7	58	(12)	(11)	79	34	36
Triumeq	240	(31)	(27)	175	(27)	(23)	38	(38)	(38)	27	(39)	(34)
Juluca	158	(10)	(6)	127	(10)	(4)	28	(12)	(12)	3	–	–
Dovato	655	19	23	370	21	27	201	12	13	84	29	35
Cabenuva	341	39	46	282	38	46	50	39	36	9	80	>100
Apretude	101	40	50	101	46	54	–	50	45	–	>(100)	(33)
Rukobia	44	16	21	38	6	11	2	–	50	4	>100	>100
Other	8	(27)	(27)	(1)	>(100)	–	3	(40)	(60)	6	20	–
Respiratory, Immunology & Inflammation	963	6	10	635	–	5	154	12	12	174	28	34
Nucala	498	3	7	263	(8)	(3)	127	13	14	108	30	35
Benlysta	451	8	13	372	6	12	32	7	7	47	24	32
Other	14	29	29	–	–	–	(5)	(21)	(46)	19	27	33
Oncology	484	36	42	336	34	41	115	34	35	33	74	84
Jemperli	196	81	91	148	68	77	36	>100	>100	12	>100	>100
Zejula	151	(8)	(5)	81	(8)	(3)	57	(7)	(5)	13	(19)	(12)
Blenrep	4	>100	>100	–	–	–	4	>100	>100	–	–	–
Ojjaara/Omjjara	138	62	69	106	38	47	24	>100	>100	8	>100	>100
Other	(5)	>(100)	>(100)	1	>100	100	(6)	>(100)	>(100)	–	>(100)	>(100)
Specialty Medicines	3,327	10	15	2,259	9	15	649	7	8	419	24	29

Specialty Medicines turnover – six months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	3,594	7	10	2,421	9	12	753	1	3	420	4	9
Dolutegravir products	2,674	(1)	2	1,641	(1)	2	648	(2)	(1)	385	2	6
Tivicay	647	(4)	(1)	370	(2)	–	116	(11)	(9)	161	(1)	1
Triumeq	486	(26)	(24)	343	(24)	(22)	83	(31)	(30)	60	(29)	(23)
Juluca	316	(5)	(3)	251	(5)	(2)	59	(8)	(6)	6	–	–
Dovato	1,225	18	21	677	21	24	390	12	14	158	25	30
Cabenuva	635	39	42	522	39	43	96	35	37	17	42	58
Apretude	190	51	56	188	53	57	–	–	–	2	(33)	–
Rukobia	82	15	18	70	4	7	5	25	25	7	>100	>100
Other	13	(35)	(25)	–	(100)	(75)	4	(50)	(37)	9	12	13
Respiratory, Immunology & Inflammation	1,767	14	18	1,132	12	15	304	13	14	331	26	32
Nucala	942	10	13	476	2	5	252	14	16	214	27	33
Benlysta	810	19	23	656	20	23	63	11	12	91	25	32
Other	15	17	17	–	–	–	(11)	(36)	(48)	26	24	29
Oncology	899	43	47	628	44	48	211	31	33	60	94	>100
Jemperli	370	97	>100	285	86	92	63	>100	>100	22	>100	>100
Zejula	282	(8)	(5)	143	(11)	(9)	113	(5)	(3)	26	(4)	11
Blenrep	4	>100	>100	–	100	100	4	>100	>100	–	–	–
Ojjaara/Omjjara	250	82	87	200	57	62	38	>100	>100	12	>100	>100
Other	(7)	–	–	–	–	–	(7)	>(100)	>(100)	–	>(100)	>(100)
Specialty Medicines	6,260	13	16	4,181	14	17	1,268	8	10	811	17	22

Vaccines turnover – three months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	853	3	6	241	(20)	(14)	359	47	48	253	(12)	(8)
Shingrix	853	3	6	241	(20)	(14)	359	47	48	253	(12)	(8)
Meningitis	379	17	22	144	1	6	157	35	36	78	22	33
Bexsero	282	22	26	78	(8)	(4)	155	37	38	49	44	62
Menveo	92	10	15	66	14	21	2	–	–	24	–	4
Other	5	(29)	(29)	–	–	–	–	(100)	>(100)	5	(17)	(17)
RSV	66	6	13	35	(37)	(32)	18	>100	>100	13	>100	>100
Arexvy	66	6	13	35	(37)	(32)	18	>100	>100	13	>100	>100
Influenza	6	(14)	–	–	100	100	–	>100	>100	6	(33)	(22)
Fluarix, FluLaval	6	(14)	–	–	100	100	–	>100	>100	6	(33)	(22)
Established Vaccines	787	2	6	296	11	18	171	(4)	(4)	320	(3)	1
Boostrix	171	(7)	(2)	102	(8)	(4)	39	8	8	30	(17)	(8)
Cervarix	15	(6)	(6)	–	–	–	4	33	33	11	(15)	(15)
Hepatitis	154	(6)	(1)	77	(16)	(12)	50	9	7	27	8	28
Infanrix, Pediarix	125	33	39	68	>100	>100	27	(7)	(7)	30	(27)	(22)
Priorix, Priorix Tetra, Varilrix	85	8	13	10	25	37	29	(9)	(6)	46	18	23
Rotarix	133	7	12	29	4	11	27	(10)	(7)	77	17	21
Synflorix	57	(8)	(6)	–	–	–	1	–	–	56	(8)	(7)
Other	47	(13)	(13)	10	>100	>100	(6)	>(100)	>(100)	43	(14)	(16)
Vaccines	2,091	5	9	716	(6)	–	705	31	32	670	(4)	1

Vaccines turnover – six months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	1,720	(3)	(1)	613	(20)	(18)	650	37	40	457	(14)	(11)
Shingrix	1,720	(3)	(1)	613	(20)	(18)	650	37	40	457	(14)	(11)
Meningitis	729	17	21	266	1	3	295	36	38	168	19	29
Bexsero	533	19	23	148	(6)	(3)	290	37	40	95	17	31
Menveo	181	10	14	118	10	13	4	–	–	59	11	17
Other	15	67	67	–	–	–	1	(50)	(50)	14	100	>100
RSV	144	(41)	(39)	90	(57)	(56)	37	>100	>100	17	(48)	(45)
Arexvy	144	(41)	(39)	90	(57)	(56)	37	>100	>100	17	(48)	(45)
Influenza	7	(65)	(60)	(4)	>(100)	>(100)	–	>100	>100	11	(45)	(40)
Fluarix, FluLaval	7	(65)	(60)	(4)	>(100)	>(100)	–	>100	>100	11	(45)	(40)
Established Vaccines	1,586	(2)	1	639	7	10	338	(5)	(4)	609	(8)	(4)
Boostrix	322	–	3	190	(3)	(1)	74	7	9	58	4	11
Cervarix	26	(46)	(44)	–	–	–	6	(14)	(14)	20	(51)	(49)
Hepatitis	324	(4)	(1)	169	(8)	(5)	96	(1)	–	59	2	10
Infanrix, Pediarix	270	13	16	150	35	39	55	(8)	(7)	65	(4)	–
Priorix, Priorix Tetra, Varilrix	181	15	19	33	>100	>100	58	(5)	(3)	90	10	15
Rotarix	274	(1)	2	83	(2)	–	59	–	3	132	(1)	3
Synflorix	108	1	4	–	–	–	2	(33)	(33)	106	2	5
Other	81	(35)	(35)	14	75	88	(12)	>(100)	>(100)	79	(32)	(32)
Vaccines	4,186	(2)	1	1,604	(13)	(11)	1,320	26	28	1,262	(9)	(5)

General Medicines turnover – three months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,871	(9)	(5)	1,081	(12)	(7)	341	(4)	(4)	449	(6)	(1)
Anoro Ellipta	146	(9)	(6)	65	(20)	(15)	57	2	2	24	4	9
Flixotide/Flovent	111	(16)	(12)	74	(19)	(13)	15	(17)	(11)	22	(4)	(9)
Relvar/Breo Ellipta	267	(5)	(2)	106	(8)	(3)	87	(5)	(4)	74	–	3
Seretide/Advair	200	(33)	(30)	61	(49)	(46)	45	(18)	(18)	94	(24)	(19)
Trelegy Ellipta	835	(1)	4	642	(4)	1	80	5	5	113	14	19
Ventolin	166	(12)	(6)	81	(19)	(14)	29	12	12	56	(10)	–
Other Respiratory	146	(11)	(7)	52	(5)	(2)	28	(15)	(18)	66	(13)	(7)
Other General Medicines	697	(12)	(8)	59	(20)	(18)	144	(17)	(16)	494	(10)	(4)
Augmentin	134	(6)	1	–	–	–	41	–	–	93	(8)	1
Lamictal	99	(9)	(6)	41	(16)	(8)	25	(4)	(4)	33	(3)	(3)
Other General Medicines	464	(15)	(10)	18	(28)	(36)	78	(27)	(26)	368	(11)	(5)
General Medicines	2,568	(10)	(6)	1,140	(13)	(8)	485	(8)	(8)	943	(8)	(3)

General Medicines turnover – six months ended 30 June 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	3,581	(6)	(3)	1,968	(6)	(3)	698	(3)	(1)	915	(7)	(2)
Anoro Ellipta	273	(2)	1	112	(10)	(8)	113	5	6	48	4	11
Flixotide/Flovent	210	(23)	(20)	135	(27)	(25)	33	(8)	(6)	42	(14)	(10)
Relvar/Breo Ellipta	532	(3)	(1)	207	(3)	–	179	(6)	(4)	146	(1)	3
Seretide/Advair	416	(28)	(26)	117	(45)	(43)	95	(18)	(16)	204	(19)	(15)
Trelegy Ellipta	1,510	5	8	1,121	3	5	163	8	9	226	19	24
Ventolin	351	(1)	3	189	2	4	59	16	18	103	(13)	(7)
Other Respiratory	289	(10)	(6)	87	13	16	56	(14)	(15)	146	(18)	(12)
Other General Medicines	1,475	(10)	(5)	114	(10)	(9)	302	(14)	(13)	1,059	(8)	(3)
Augmentin	307	(6)	(1)	–	–	–	91	(4)	(3)	216	(7)	–
Lamictal	201	(4)	(1)	85	(1)	2	50	(7)	(6)	66	(6)	(3)
Other General Medicines	967	(12)	(7)	29	(29)	(32)	161	(21)	(19)	777	(9)	(4)
General Medicines	5,056	(7)	(3)	2,082	(6)	(4)	1,000	(7)	(5)	1,974	(8)	(2)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 30 June 2025	7,986	1	6	4,115	(1)	5	1,839	10	11	2,032	(2)	4
Six months ended 30 June 2025	15,502	2	5	7,867	2	4	3,588	9	11	4,047	(4)	1

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets (excluding computer software and capitalised development costs), major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment

	Q2 2025 £m	Q2 2024 £m	Growth AER%	Growth CER%

Commercial Operations (total turnover)	7,986	7,884	1	6

Operating profit by segment

	Q2 2025 £m	Q2 2024 £m	Growth AER%	Growth CER%

Commercial Operations	4,107	3,962	4	10
Research and Development	(1,467)	(1,413)	4	7

Segment profit	2,640	2,549	4	11
Corporate and other unallocated costs	(9)	(36)

Core operating profit	2,631	2,513	5	12
Adjusting items	(608)	(867)

Total operating profit	2,023	1,646	23	33

Finance income	50	24
Finance costs	(184)	(174)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(1)

Profit before taxation	1,887	1,495	26	37

Commercial Operations Core operating profit of £4,107 million increased in the quarter driven by higher turnover, favourable product mix and royalty income, partly offset by increased investment in new asset launches and growth assets, as well as adverse pricing impacts in comparison to higher price benefits in Q2 2024.

The R&D segment operating expense of £1,467 million in the quarter primarily reflected increased investment in Oncology, driven by ADC, Blenrep and Jemperli, and in Vaccines on clinical trial programmes associated with the pneumococcal MAPS and mRNA. These increases were partly offset by lower spend mainly due to the status of late-stage clinical development programmes.

Turnover by segment

	H1 2025 £m	H1 2024 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	15,502	15,247	2	5

Operating profit by segment

	H1 2025 £m	H1 2024 £m	Growth £%	Growth CER%

Commercial Operations	8,026	7,817	3	7
Research and Development	(2,820)	(2,721)	4	6

Segment profit	5,206	5,096	2	7
Corporate and other unallocated costs	(42)	(140)

Core operating profit	5,164	4,956	4	8
Adjusting items	(925)	(1,820)

Total operating profit	4,239	3,136	35	41

Finance income	104	56
Finance costs	(346)	(340)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(2)

Profit before taxation	3,995	2,850	40	47

Commercial Operations Core operating profit of £8,026 million grew in the year to date driven by higher turnover, favourable product mix and royalty income, partly offset by increased investment in new asset launches and growth assets, as well as adverse pricing impacts in comparison to higher price benefits in H1 2024.

The R&D segment operating expense of £2,820 million grew in the year to date primarily reflecting increased investment in Oncology, driven by ADC, Blenrep and Jemperli, and in Vaccines on clinical trial programmes associated with the pneumococcal MAPS and mRNA. These increases were partly offset by lower spend mainly due to the status of late-stage clinical development programmes.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2024. At 30 June 2025, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 9) was £1,258 million (31 December 2024: £1,446 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q1 2025 results:

Product Liability

Zantac

As previously disclosed, the vast majority of the remaining cases have been resolved or dismissed such that 14 state court cases remain. GSK is in negotiations with plaintiffs’ counsel on the remaining cases, including two cases in Nevada state court with trials scheduled in 2026. The trial in the Mayor & City of Baltimore action is scheduled to begin 28 September 2026.

On 10 July 2025, the Delaware Supreme Court issued its decision, reversing the lower court’s decision and concluding that plaintiffs did not establish that their experts’ opinions are admissible. The case is being remanded back to the lower court.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. Oral argument is tentatively scheduled for the week of 6 October 2025.

Avandia

A hearing on GSK’s motion for summary judgment was held on 21 April 2025 but has not been ruled on yet. On 22 May 2025, the district court granted the third-party payor plaintiffs’ motion for class certification, allowing them to proceed with their claims as a class action. GSK filed a Rule 23(f) petition with the Third Circuit seeking permission to appeal the class certification order. On 7 July 2025, the Third Circuit accepted the appeal. The district court has entered a stay of proceedings, including removing the November 2025 trial date, during the pendency of the appeal.  An expedited briefing schedule has been set by the Third Circuit, with briefing to be completed in September 2025.

Intellectual Property

GSK patent litigation against Pfizer & BioNTech

On 3 and 4 July 2025, GSK initiated two separate patent infringement suits (involving three GSK patents in total) in the Unified Patent Court (“UPC”) against Pfizer and BioNTech alleging infringement by Pfizer/BioNTech’s Comirnaty® COVID-19 vaccine products. On 7 July 2025, GSK initiated a patent infringement suit in the Irish High Court against Pfizer and BioNTech for the infringement of the same three patents by Pfizer/BioNTech’s Comirnaty® COVID-19 vaccine products.

GSK patent litigation against Moderna

On 3 and 4 July 2025, GSK initiated two separate patent infringement suits (involving three GSK patents in total) in the Unified Patent Court (“UPC”) against Moderna alleging infringement by Moderna’s Spikevax® COVID-19 vaccine products and alleging infringement of two of those patents by Moderna’s mRESVIA® RSV vaccine products.

Returns to shareholders

Quarterly dividends

The Board has declared a second interim dividend for Q2 2025 of 16p per share (Q2 2024: 15p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 16p for Q2 2025. The expected dividend for 2025 is 64p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 October 2025. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend and record dates will be 15 August 2025 with a payment date of 9 October 2025.

	Paid/ Payable	Pence per share	£m

2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	648

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612
Fourth interim	10 April 2025	16	656

		61	2,492

Share capital in issue

At 30 June 2025, 4,047 million shares (Q2 2024: 4,079 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued 0.1 million shares in the quarter (Q2 2024: 0.2 million) under employee share schemes for net proceeds of £2 million (Q2 2024: £1 million).

On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. As at 30 June 2025, 57 million shares were repurchased and are being held as treasury shares, at a cost of £822 million, including transaction costs of £5 million.

Treasury shares for these purposes include shares purchased by GSK plc on 27 June 2025 and 30 June 2025 under the second tranche of the share buyback programme. As announced via RNS, GSK purchased 482,114 ordinary shares on 27 June 2025 and 483,834 ordinary shares on 30 June 2025, to be held as Treasury shares. Upon settlement of the relevant trades, the shares purchased on those dates are held as Treasury shares, and are therefore treated as Treasury shares for the purposes of the Q2 2025 reporting period and this results announcement. The settlement cost of these shares was £14 million.

At 30 June 2025, the Company held 226 million Treasury shares at a cost of £3,779 million, of which 169 million shares of £2,957 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 30 June 2025, the ESOP Trusts held 42.8 million shares of GSK shares, of which 42.2 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £219 million has been deducted from other reserves. The market value of these shares was £596 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares
	Q2 2025 millions	Q2 2024 millions	H1 2025 millions	H1 2024 millions

Weighted average number of shares – basic	4,063	4,079	4,076	4,074
Dilutive effect of share options and share awards	47	43	47	43

Weighted average number of shares – diluted	4,110	4,122	4,123	4,117

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2025 and should be read in conjunction with the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2024, except for the adoption of the amended IFRS Accounting Standard as set out below.

The IASB’s amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable into another currency, and which spot exchange rate should be used when it is not. GSK has adopted these new requirements for the reporting period beginning on 1 January 2025, with no material impact on the Group’s financial statements.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2024.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2024 were published in the Annual Report 2024, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2025	Q2 2024	H1 2025	H1 2024	2024

Average rates:
US$/£	1.34	1.26	1.30	1.27	1.28
Euro/£	1.18	1.17	1.19	1.17	1.18
Yen/£	194	198	193	193	193

Period-end rates:
US$/£	1.37	1.27	1.37	1.27	1.25
Euro/£	1.17	1.18	1.17	1.18	1.20
Yen/£	198	203	198	203	197

Contingent liabilities

There were contingent liabilities at 30 June 2025 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the Significant legal disputes to which the Group is a party are set out on page 35, and pages 287 to 290 of the 2024 Annual Report.

Net assets

The book value of net assets increased by £1,268 million from £13,086 million at 31 December 2024 to £14,354 million at 30 June 2025. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders, and shares repurchased under the first tranche and shares committed to be repurchased under the second tranche of the 2025 share buyback programme and associated transaction costs.

At 30 June 2025, the net surplus on the Group’s pension plans was £15 million compared with a £103 million net deficit at 31 December 2024. This movement from a net deficit to a net surplus is primarily related to an increase to the UK discount rate from 5.5% to 5.6% and a decrease to the UK inflation rate from 2.90% to 2.70%. This is partially offset by a decrease to the US discount rate from 5.5% to 5.3%, and lower UK and US asset values.

Other payables includes £332 million related to shares still to be purchased as part of the second tranche of the 2025 share buyback programme, £14 million for shares purchased but not settled at 30 June 2025, and £0.5 million of transaction costs.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £826 million (31 December 2024: £915 million).

Contingent consideration amounted to £6,576 million at 30 June 2025 (31 December 2024: £7,280 million) as follows:

	Group 30 June 2025 £m	Group 31 December 2024 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,323	6,061
Former Novartis Vaccines business acquisition	627	575
Affinivax acquisition	435	502
Aiolos acquisition	124	130
Others	67	12

Contingent consideration liability at end of the period	6,576	7,280

Of the contingent consideration payable to Shionogi at 30 June 2025, £1,073 million (31 December 2024: £1,127 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	58
Remeasurement through income statement and other movements	(88)	(88)
Cash payments: operating cash flows	(650)	(668)
Cash payments: investing activities	–	(6)

Contingent consideration at end of the period	5,323	6,576

H1 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	814	998
Cash payments: operating cash flows	(605)	(619)
Cash payments: investing activities	–	(7)

Contingent consideration at end of the period	5,927	7,138

Business acquisitions

On 13 January 2025, GSK announced it had entered into an agreement to acquire 100% of IDRx, Inc, a Boston based, clinical stage biopharmaceutical company dedicated to developing precision therapies for the treatment of gastrointestinal stromal tumours (GIST). The acquisition includes a lead molecule, IDRX-42, a highly selective investigational tyrosine kinase inhibitor (TKI) that is designed to improve the outcomes for patients with GIST. GSK acquired all of the outstanding equity interests in IDRx for a total consideration of US$1.1 billion (£840 million) as adjusted for working capital acquired paid upon closing and up to US$150 million (£119 million) as an additional success-based regulatory milestone payment. The estimated fair value of the contingent consideration payable was US$56 million (£45 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany. The transaction was subject to customary conditions, including applicable regulatory agency clearances under the Hart Scott-Rodino Act in the US, and subsequently closed on 21 February 2025.  The values in the table below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2025.

During H1 2025, no sales arising from the IDRx business were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired asset.

GSK continues to support the ongoing development of the acquired asset and consequently this asset will be loss making until regulatory approval on this asset is received. The development of this asset has been integrated into the Group’s existing R&D activities, so it is impracticable to quantify these development costs or the impact on Total profit after taxation for the period ended 30 June 2025.

Goodwill of £109 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment. None of the goodwill is expected to be deductible for tax purposes.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m
Net assets acquired:
Intangible assets	882
Cash and cash equivalents	48
Other net liabilities	(26)
Deferred tax liabilities	(128)
776
Goodwill	109
Total consideration	885

Of the £885 million consideration, £60 million was unpaid as at 30 June 2025.  As at 30 June 2025, the present value of the contingent consideration payable was £42 million.

On 15 January 2025, GSK acquired a Berlin based private company, Cellphenomics GmbH, which has developed proprietary capabilities in developing durable organoid models, for a total cash consideration of up to €44 million (approximately £37 million) of which €15 million (£13 million) was unpaid as at 30 June 2025. The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement was not subject to closing conditions and the acquisition has been completed.

Net debt information

Reconciliation of cash flow to movements in net debt

	H1 2025 £m	H1 2024 £m
Total Net debt at beginning of the period	(13,095)	(15,040)
Increase/(decrease) in cash and bank overdrafts	(42)	48
Increase/(decrease) in liquid investments	–	(22)
Repayment of long-term loans(1)	1,409	788
Issue of long-term notes	(1,983)	–
Net decrease/(increase) in short-term loans	(637)	74
Increase in other short-term loans(2)	(102)	–
Repayment of other short-term loans(2)	269	–
Repayment of lease liabilities	110	114
Net debt of subsidiary undertakings acquired	(1)	–
Exchange adjustments	428	97
Other non-cash movements	(91)	(19)
Decrease/(increase) in net debt	(640)	1,080
Total Net debt at end of the period	(13,735)	(13,960)

(1)
Repayment of long-term loans for H1 2025 of £1,409 million (H1 2024: £788 million) includes the current portion of long-term borrowings which was classified as short-term borrowings on the balance sheet and previously presented as repayment of short-term loans.

(2)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months but less than twelve months.

Net debt analysis

	30 June 2025 £m	31 December 2024 £m
Liquid investments	20	21
Cash and cash equivalents	3,599	3,870
Short-term borrowings	(2,050)	(2,349)
Long-term borrowings	(15,304)	(14,637)
Total Net debt at the end of the period	(13,735)	(13,095)

Free cash flow reconciliation

	Q2 2025 £m	Q2 2024 £m	H1 2025 £m	H1 2024 £m

Net cash inflow/(outflow) from operating activities	2,096	1,113	3,241	2,071
Purchase of property, plant and equipment	(256)	(302)	(464)	(550)
Proceeds from sale of property, plant and equipment	5	2	6	3
Purchase of intangible assets	(377)	(140)	(617)	(455)
Proceeds from disposals of intangible assets	–	1	76	28
Net finance costs	(217)	(247)	(233)	(281)
Dividends from associates and joint ventures	–	15	–	15
Contingent consideration paid (reported in investing activities)	(3)	(4)	(6)	(7)
Distributions to non-controlling interests	(122)	(111)	(180)	(208)
Contributions from non-controlling interests	–	1	–	1

Free cash inflow/(outflow)	1,126	328	1,823	617

Post balance sheet events

On 13 May 2025, GSK entered into an agreement to acquire Boston Pharmaceuticals’ lead asset, efimosfermin alfa. Efimosfermin is a phase III-ready, potential best-in-class, investigational specialty medicine to treat and prevent progression of steatotic liver disease (SLD). Under the agreement, GSK will pay $1.2 billion upfront, with potential for additional success-based milestone payments totalling $800 million.

The transaction was subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US, and subsequently closed on 7 July 2025. Given the timing of the closure of the transaction, GSK expects to disclose the provisional accounting for the acquisition in the Q3 2025 Results Announcement.

On 28 July 2025, GSK entered into agreements with Hengrui Pharma to develop up to 12 innovative medicines. The programmes were selected to complement GSK’s extensive Respiratory, Immunology & Inflammation (RI&I) and Oncology pipeline, and assessed for their potential best- or first-in class profiles.

The agreements include an exclusive worldwide license (excluding mainland China, Hong Kong, Macau and Taiwan) for a potential best-in-class, PDE3/4 inhibitor (HRS-9821) in clinical development for the treatment of chronic obstructive pulmonary disease (COPD) as an add-on maintenance treatment, irrespective of background therapy.

The agreements also include a pioneering scaled collaboration to generate up to 11 programmes in addition to HRS-9821, each with its own financial structure. Hengrui Pharma will lead the development of these programmes up to completion of phase I trials, including patients outside of China. GSK will have the exclusive option to further develop and commercialise each programme worldwide (excluding mainland China, Hong Kong, Macau and Taiwan), at the end of Phase I or earlier at GSK’s election, as well as certain programme substitution rights.

GSK will pay $500 million in upfront fees across the agreements including for the license of the PDE3/4 programme. Hengrui Pharma will be eligible to receive future success-based development, regulatory and commercial milestone payments if programmes are optioned and milestones are achieved. In addition, Hengrui Pharma will be eligible to receive tiered royalties on global product net sales (excluding mainland China, Hong Kong, Macau and Taiwan). The license to HRS-9821 is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US.

Related party transactions

There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 258 of the 2024 Annual Report.

Financial instruments fair value disclosures

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used and the asset or liability is classified as Level 1. Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	489	–	193	682
Trade and other receivables	–	2,223	–	2,223
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	–	–	207	207
Other non-current assets	–	–	30	30
Trade and other receivables	–	34	3	37
Held for trading derivatives that are not in a designated and effective hedging relationship	–	74	–	74
Cash and cash equivalents	2,046	–	–	2,046
Derivatives designated and effective as hedging instruments (FVTOCI)	–	126	–	126
	2,535	2,457	433	5,425

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(6,576)	(6,576)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(44)	–	(44)
Derivatives designated and effective as hedging instruments (FVTOCI)	–	(124)	–	(124)
	–	(168)	(6,576)	(6,744)

At 31 December 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	646	–	197	843
Trade and other receivables	–	2,163	–	2,163
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Other investments	–	–	257	257
Other non-current assets	–	–	31	31
Trade and other receivables	–	51	2	53
Held for trading derivatives that are not in a designated and effective hedging relationship	–	75	–	75
Cash and cash equivalents	1,280	–	–	1,280
Derivatives designated and effective as hedging instruments (FVTOCI)	–	35	–	35
	1,926	2,324	487	4,737

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(7,280)	(7,280)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(35)	–	(35)
Derivatives designated and effective as hedging instruments (FVTOCI)	–	(157)	–	(157)
	–	(192)	(7,280)	(7,472)

Movements in the six months to 30 June 2025 and the six months to 30 June 2024 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m
At 1 January 2025	487	(7,280)
Gains/(losses) recognised in the income statement	(48)	30
Gains/(losses) recognised in other comprehensive income	(11)	–
Additions	48	(58)
Disposals and settlements	(12)	–
Payments in the period	–	674
Exchange adjustments	(31)	58
At 30 June 2025	433	(6,576)

At 1 January 2024	414	(6,662)
Gains/(losses) recognised in the income statement	22	(995)
Gains/(losses) recognised in other comprehensive income	(18)	–
Additions	50	(104)
Disposals and settlements	(18)	–
Payments in the period	–	626
Exchange adjustments	–	(3)
At 30 June 2024	450	(7,138)

Net losses of £18 million (H1 2024: £973 million) reported in other operating income were attributable to Level 3 financial instruments held at the end of the period. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 30 June 2025 primarily included £5,323 million (31 December 2024: £6,061 million) of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture, £627 million (31 December 2024: £575 million) of contingent consideration for the acquisition of the Novartis Vaccines business in 2015 and £435 million (31 December 2024: £502 million) of contingent consideration payable for the acquisition of Affinivax in 2022. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies.

The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs and assumptions in the valuation models being future sales forecasts, probability of milestone success, the discount rate, the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2025.

The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% (31 December 2024: 8%), the Affinivax contingent consideration liability is discounted at 9% (31 December 2024: 9%) and the Novartis Vaccines contingent consideration liability is discounted at 8% (31 December 2024: 8%) for commercialised products and at 9% (31 December 2024: 9%) for pipeline assets.

The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.

The Affinivax contingent consideration is based upon two potential milestone payments, each of $0.6 billion (£0.5 billion) which will be paid if certain paediatric clinical development milestones are achieved.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

Increase/(decrease) in liability	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m
10% increase in sales forecasts*	534	91	N/A**
15% increase in sales forecasts*	798	136	N/A
10% decrease in sales forecasts*	(530)	(91)	N/A
15% decrease in sales forecasts*	(797)	(136)	N/A
10% increase in probability of milestone success	N/A	21	63
10% decrease in probability of milestone success	N/A	(10)	(63)
1% increase in discount rate	(152)	(41)	(14)
1.5% increase in discount rate	(224)	(60)	(21)
1% decrease in discount rate	162	47	14
1.5% decrease in discount rate	248	73	22
10 cent appreciation of US Dollar	340	12	34
15 cent appreciation of US Dollar	530	19	53
10 cent depreciation of US Dollar	(293)	(10)	(30)
15 cent depreciation of US Dollar	(424)	(15)	(43)
10 cent appreciation of Euro	77	26	N/A
15 cent appreciation of Euro	121	41	N/A
10 cent depreciation of Euro	(64)	(22)	N/A
15 cent depreciation of Euro	(93)	(32)	N/A

*The sales forecasts for the Shionogi-ViiV Healthcare contingent consideration are for ViiV Healthcare sales only ** N/A input is not applicable

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1, Level 2 or Level 3 fair value measurement categories.

The following methods and assumptions are used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount
●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds
●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying amount of the Group's other financial assets and liabilities and their estimated fair value, with the exception of bonds, for which the carrying amount and fair value are set out in the table below:

	30 June 2025		31 December 2024
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Bonds in a designated hedging relationship	(5,591)	(5,542)	(5,346)	(5,278)
Other bonds	(9,700)	(9,604)	(9,774)	(9,597)
	(15,291)	(15,146)	(15,120)	(14,875)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Receivables and payables, including put options, carried at amortised cost - approximates to the carrying amount
●	Liquid investments - approximates to the carrying amount
●	Cash and cash equivalents carried at amortised cost - approximates to the carrying amount
●	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments
●
Long-term loans - based on quoted market prices (a level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £826 million (31 December 2024: £915 million). This reflects a number of assumptions around future sales, profit forecasts and the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2025.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in liability	ViiV Healthcare put option £m
10% increase in sales forecasts*	84
15% increase in sales forecasts*	126
10% decrease in sales forecasts*	(84)
15% decrease in sales forecasts*	(126)
1% increase in discount rate	(16)
1.5% increase in discount rate	(25)
1% decrease in discount rate	18
1.5% decrease in discount rate	28
10 cent appreciation of US Dollar	53
15 cent appreciation of US Dollar	82
10 cent depreciation of US Dollar	(45)
15 cent depreciation of US Dollar	(65)
10 cent appreciation of Euro	21
15 cent appreciation of Euro	33
10 cent depreciation of Euro	(17)
15 cent depreciation of Euro	(25)

*	The sales forecasts for the ViiV Healthcare put option are for the ViiV Healthcare sales only.

R&D commentary

Pipeline overview
Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	16	Respiratory, Immunology & Inflammation (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease (COPD)
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES), COPD

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (4)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian cancer, glioblastoma
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer
Infectious Diseases (6)
		●	Arexvy (RSV vaccine) RSV adults (18-49 years of age at increased risk (AIR) and 18+ immunocompromised)
		●	Blujepa (gepotidacin; bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	GSK4178116 (varicella vaccine) varicella new strain individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	66
Total projects in clinical development (inclusive of all phases and indications)	84

Therapy area updates

The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology & Inflammation

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Key phase III trials for camlipixant:

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Active. Not recruiting.
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late-stage development in a range of IL-5 mediated conditions including asthma with type 2 inflammation, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). GSK has also initiated the ENDURA-1 and ENDURA-2 phase III clinical trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe chronic obstructive pulmonary disease (COPD) with type 2 inflammation. Depemokimab is the first ultra-long-acting biologic engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling six-month dosing intervals in phase III clinical trials.

The AGILE phase IIIa trial reported results this quarter. AGILE is an open-label 12-month extension study of severe asthma patients with type 2 inflammation, characterised by blood eosinophil count (BEC), who completed the SWIFT-1 and SWIFT-2 phase III trials. The results show the long-term safety of depemokimab is similar to that seen in the SWIFT-1 and SWIFT-2 phase III trials. Patients who continued to receive depemokimab maintained the reduction in rate of exacerbations seen in the parent trials. The trial also shows that patients who crossed over from placebo saw a reduction in exacerbation rates. Importantly, these findings underscore the sustained efficacy and safety of a twice-yearly dose of depemokimab over the course of two years.

Regulatory reviews seeking approval for the use of depemokimab in patients with asthma with type 2 inflammation and in patients with CRSwNP are ongoing in four major markets; EU, China, Japan and the US. Submissions in other markets are expected to progress through the year.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
AGILE (severe asthma) NCT05243680	III (exten- sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data reported: Q2 2025	Completed, primary endpoint met
NIMBLE (severe asthma) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Active, not recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Complete; coprimary endpoints met
ANCHOR-2 (CRSwNP) NCT05281523	III	A 52-week randomised, double-blind, parallel group phase III study to assess the efficacy and safety of 100 mg SC depemokimab in patients with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q2 2022 Data reported: Q3 2024	Complete; coprimary endpoints met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multi-centre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Recruiting

Key phase III trials for depemokimab continued:
ENDURA-1 (chronic obstructive pulmonary disease; COPD) NCT06959095	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting

Nucala (mepolizumab)

Nucala is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across five IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES, CRSwNP and COPD (US only).

In April 2025, positive results from MATINEE, a phase III trial investigating mepolizumab in patients with COPD were published in The New England Journal of Medicine. The trial evaluated a wide spectrum of patients with COPD, including the most severe and difficult to treat as categorised in the Global Initiative for Chronic Obstructive Lung Disease (GOLD) guidelines. Patients recruited had evidence of type 2 inflammation, characterised by blood eosinophil count (BEC), and included those with chronic bronchitis, emphysema-only or both.

In May 2025, GSK announced that the US Food and Drug Administration (FDA) has approved Nucala (mepolizumab) as an add-on maintenance treatment for adult patients with inadequately controlled COPD and an eosinophilic phenotype. With the US approval, mepolizumab is the only approved biologic evaluated in patients with an eosinophilic phenotype characterized by a BEC threshold as low as ≥150 cells/µL. Approximately 70% of COPD patients in the US who are inadequately controlled on inhaled triple therapy and continue to exacerbate have a BEC starting at 150 cells/lL and above.

Regulatory reviews seeking an indication for the use of mepolizumab in patients with COPD based on the MATINEE data are ongoing in the EU and China.

Key trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Complete; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)

Since the start of 2025, GSK has secured a series of regulatory approvals for Blenrep combinations in relapsed or refractory multiple myeloma, based on superior efficacy results from the phase III head-to-head DREAMM-7 and DREAMM-8 trials.

This includes approval in Europe in July 2025, Japan in May 2025, the UK in April 2025, and other markets, including Canada and  Switzerland (based on the results of DREAMM-8). Applications are currently under review in all major markets globally, including China (based on the results of DREAMM-7, with Breakthrough Therapy Designation for the combination and priority review for the application).

In July 2025, GSK announced that the FDA’s review period for the Biologics License Application (BLA) for Blenrep combinations has been extended. The new Prescription Drug User Fee Act (PDUFA) action date is 23 October 2025, providing the FDA with time to review additional information provided in support of the application. This follows the US FDA Oncologic Drugs Advisory Committee (ODAC) vote against the overall benefit/risk profile at the proposed dosage of Blenrep combinations in adults with relapsed or refractory multiple myeloma who have received at least one prior line of therapy.

GSK continues to explore the potential for belantamab mafodotin to help address unmet need for patients with multiple myeloma, in early treatment lines and in combination with novel therapies and standard of care treatments through the DREAMM clinical trial programme. The programme includes DREAMM-10, a phase III trial evaluating belantamab mafodotin plus lenalidomide and dexamethasone (BRd) versus daratumumab plus lenalidomide and dexamethasone (DRd) in patients with newly diagnosed transplant ineligible multiple myeloma.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met

Key phase III trials for Blenrep continued:
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
		Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
		Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)

Jemperli (dostarlimab) remains the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in our AZUR programme (colorectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).

In July 2025, the phase III COSTAR Lung trial found that cobolimab, dostarlimab, and docetaxel combinations (triplet and doublet) did not meet the primary endpoint of improving overall survival in advanced non-small cell lung cancer after prior immuno-oncology therapies. All regimens were well tolerated and toxicities were consistent with known safety profiles of docetaxel and immune checkpoint inhibitors. This remains a challenging treatment setting where novel combinations have yet to improve outcomes for most patients.

Following interim analyses from the phase II GALAXIES Lung-201 and GALAXIES H&N-202 studies in May 2025, GSK and iTeos Therapeutics, Inc., agreed to end the development programme for belrestotug, an anti-TIGIT monoclonal antibody which was being studied in combination with dostarlimab, nelistotug, and GSK4381562. GSK and iTeos have subsequently terminated the Collaboration and License Agreement for the alliance.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020	Complete, has results

Key trials for Jemperli continued:
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomized, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

 Zejula (niraparib)

GSK continues to assess the potential of niraparib, currently approved as Zejula for treating ovarian cancer, in addressing other challenging cancers. Niraparib monotherapy is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in the phase III GLIOFOCUS trial sponsored by the Ivy Brain Tumor Center and supported by GSK.

In June 2025, at the request of the US FDA, GSK updated the US indication of Zejula for the maintenance treatment of adult patients with advanced epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in a complete or partial response to first-line platinum-based chemotherapy,  narrowing to patients with Homologous Repair Deficient (HRD; including BRCAm) positive ovarian cancer only. This change only applies to the US.

Key phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
GLIOFOCUS (Glioblastoma) – sponsored by the Ivy Brain Tumor Center and supported by GSK NCT06388733	III	An open-label, randomised 2-arm study comparing the clinical efficacy and safety of niraparib with temozolomide in adult participants with newly diagnosed, MGMT unmethylated glioblastoma	Trial start: Q2 2024	Recruiting

HIV

As pioneers in long-acting injectables, GSK is focused on the next-generation of HIV innovation with integrase inhibitors (INSTIs), the gold standard for HIV regimens at the core. The HIV pipeline, including three new INSTIs in development and five planned launches by 2030, will continue to drive performance over the coming decade and beyond.

In July 2025, ViiV Healthcare, majority owned by GSK, shared data at the International AIDS Society (IAS) conference, reinforcing its leadership in HIV innovation, with a focus on long-acting injectables.

Data included results from the VOLITION phase IIIb study demonstrating that a majority of newly diagnosed people with HIV chose to switch to Cabenuva (cabotegravir; rilpivirine), the first and only long-acting injectable HIV treatment regimen, from daily pills after achieving viral suppression. These data demonstrate high patient preference and satisfaction with Cabenuva compared to daily pills. Implementation data for Apretude (cabotegravir), the first long-acting injectable option for HIV prevention, were also shared, showing that it is preferred versus daily orals and easy to implement for key groups that could benefit from HIV prevention. These data reinforce confidence in the competitive profile, efficacy, safety and tolerability of this medicine. This quarter the phase I CLARITY study in healthy volunteers was also initiated to evaluate the tolerability of a competitor long-acting injectable against Apretude's robust profile.

Progress to develop next generation long-acting treatment and prevention options with four-monthly (Q4M) and twice-yearly (Q6M) dosing continues. In June 2025, the second phase of the EMBRACE phase IIb trial was initiated to assess the safety and efficacy of investigational broadly neutralising antibody (bNAb) N6LS (VH109), which is being explored as a potential component of a Q6M treatment regimen.

In addition, work is ongoing to pursue potential cures for HIV with the start of the ENTRANCE study. This is a first-time in human study featuring N6LS, with or without fostemsavir (currently marketed as Rukobia).

Key HIV trials:

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	II
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of CAB ULA administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Trial start: Q3 2023	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

GSK continues to progress the life-cycle management of Arexvy, its RSV vaccine for adults, with potential expanded indications in new populations and geographies. In June, the vaccine was accepted for regulatory review by the European Medicines Agency to expand use in adults 18 years and older, with a regulatory decision anticipated in H1 2026. Regulatory submissions were also accepted in the US and Japan to expand use in adults aged 18-49 at increased risk of severe RSV disease.

The vaccine has now been approved for use in 66 markets worldwide.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-012 (Adults aged 60 years and above) NCT06534892	IIIb
An Extension and Crossover Vaccination Study on the Immune Response and Safety of a Vaccine Against Respiratory Syncytial Virus Given to Adults 60 Years of Age and Above Who Participated in RSV OA=ADJ-006 Study
			Trial start: Q3 2024	Recruiting
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; primary endpoint met
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; has results
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Complete; primary endpoint met

Key phase III trials for Arexvy (continued):
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Primary data reported: Q1 2025	Complete; primary endpoint met
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Active, not recruiting; primary endpoint met
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024	Complete
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adult participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III
A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older in China and other countries
			Trial start: Q3 2024	Recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB) that has been granted Fast Track designation by the US FDA and SENKU designation by the Japanese Ministry of Health, Labour and Welfare in Japan for the treatment of CHB. To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Recruiting

Blujepa (gepotidacin; bacterial topoisomerase inhibitor)

Blujepa (gepotidacin; bacterial topoisomerase inhibitor) is a first-in-class oral antibiotic with a novel mechanism of action that is part of GSK’s infectious diseases portfolio approved in the US for the treatment of female adults and paediatric patients (≥12 years, ≥40 kg) with uncomplicated urinary tract infections (uUTIs). Regulatory reviews are ongoing in the UK and Australia.  Gepotidacin is also being investigated for the treatment of uncomplicated urogenital gonorrhoea. Filing for gonorrhoea in the US is expected to follow later in 2025.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

tebipenem HBr

GSK has an exclusive licence agreement with Spero Therapeutics, Inc. for the development of tebipenem HBr (oral carbapenem antibiotic). In May 2025, the phase III PIVOT-PO trial evaluating tebipenem HBr as oral treatment for complicated urinary tract infections (cUTIs), including pyelonephritis, was stopped early for efficacy following a recommendation from an Independent Data Monitoring Committee. GSK plans to work with US regulatory authorities to include the data as part of a filing in H2 2025. If approved, tebipenem HBr could be the first oral carbapenem antibiotic for patients in the US who suffer from cUTIs, adding to GSK’s innovative anti-infectives portfolio and helping address the challenges of antimicrobial resistance (AMR).

Key phase III trials for tebipenem HBr:

Trial name (population)	Phase	Design	Timeline	Status
PIVOT-PO (complicated urinary tract infections) NCT06059846	III
A randomised, double-blind, double-dummy, multi-centre study to assess the efficacy and safety of orally administered tebipenem pivoxil hydrobromide compared to intravenously administered imipenem-cilastatin in patients with complicated urinary tract infection (cUTI) or acute pyelonephritis (AP)
			Trial start: Q4 2023 Data reported: Q2 2025	Complete; primary endpoint met

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group for 2025 are those described under the headings below. These are not listed in order of significance. In our December 2024 annual risk review, the Audit & Risk Committee agreed our principal risks for 2025, with consistent ROCC member ownership and minor risk definition updates. We will now report on a pipeline delivery principal risk (the risk that we fail or have delays in the delivery of our pipeline). This risk will continue to be overseen by our well established R&D governance and the Chief Scientific Officer. This addition reflects the evolving external reporting regulations and paramount importance of discovering and developing new medicines and vaccines to the Company.

Additionally for 2025, we agreed three additional risk themes described below which will be assessed throughout the year: skills and capability planning, regulatory environment and geopolitical developments. We will continue to monitor the external landscape and ensure that any new risks are adequately addressed within our existing risk management governance.

We describe our risk management process on pages 62-63 of our 2024 Annual Report, along with more detailed information on our risks, including definitions, trends, potential impact, context and mitigation activities as set out on pages 307-318 of our 2024 Annual Report.

Other risks, not at the level of principal risk, and opportunities, related to Environmental, Social, and Governance (ESG), including environmental sustainability and climate change, are managed through our six focus areas, as described in our 2024 Responsible Business Performance Report. Additional information on climate related risk management is in our climate related financial disclosure on pages 67-76 of our 2024 Annual Report.

2025 Principal Risks
Enterprise Risk Title	Definition
Patient safety
The risk that GSK, including our third parties, fails to appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-risk profile of a medicine or vaccine in a timely manner.

Product quality
The risk that GSK or its third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products are in place; compliance with industry practices and regulations in manufacturing and distribution activities; and terms of GSK product licenses and supporting regulatory activities are met.

Financial controls and reporting
The risk that GSK fails to comply with current tax laws; fails to report accurate financial information in compliance with accounting standards and applicable legislation; or incurs significant losses due to treasury activities.

Legal matters
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development and management of our pipeline, supply and commercialisation of our products and operation of business, and specifically in relation to requirements for competition law, anti-bribery and corruption, fraud, and sanctions. Any failure to meet compliance and legal standards for these particular areas could lead to increasing scrutiny and enforcement from government agencies.

Commercial practices
The risk that GSK or our third parties facing increased pricing, access and competitive pressures potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.

Scientific and patient engagement
The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the science of our medicines and associated disease areas, and provide healthcare and patient support, grants and donations in a legitimate and transparent manner compliant with laws, regulations, industry codes and internal controls and requirements.

Data ethics and privacy
The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through artificial intelligence, data analytics or automation; secure; share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.

Research practices
The risk that GSK or our third parties potentially fail to adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.

Environment, health and safety (EHS)
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organization's assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of hazardous materials, or release of substances harmful to the environment that disrupts supply or harms employees, third parties or the environment.

Information and cyber security
The risk that GSK or our third parties fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber security incidents in accordance with applicable laws, regulations, industry standards, internal controls, and requirements.

2025 Principal Risks continued
Enterprise Risk Title	Definition
Supply continuity
The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.

Pipeline delivery	The risk that GSK fails or has delay in the delivery of our pipeline of new medicines, vaccines or other products.

2025 Emerging/ Additional Risks
Emerging Risk Title	Definition, risk impact and context
Skills and capability planning
The risk that GSK potentially fails to ensure adequate skills and capability planning to enable delivery of our strategic priorities, which could impact GSK’s reputation, damage trust between GSK and its employees, and adversely impact GSK’s operations and ability to deliver on its strategy.

Regulatory environment
The risk that GSK fails to adapt to changes in the regulatory environment, new or amended legislation and governmental action in relation to the pharmaceutical and healthcare industry, which is subject to an increasing number of extensive governmental laws and regulations, investigations and legal actions by national and local governmental agencies, in the countries in which GSK operates.
Changes in the regulatory environment, the introduction of new or amended legislation, government spending and policies and other actions in relation to the pharmaceutical and healthcare industry, including changes to regulatory authorities’ timing or requirements for approval or clearance of GSK’s products or  rescission of a previous approval, may continue to have an impact on prices for GSK’s products, GSK’s ability to introduce products to the market, adversely impact the availability of and access to GSK’s products, and increase GSK’s regulatory burdens and costs, which have adversely affected and may adversely affect in the future GSK’s business, cash flows, results of operations, financial condition and prospects.

Geopolitical developments
The risk that geopolitical and social tensions give rise to restrictive measures that may negatively impact GSK’s operations.
Geopolitical and social tensions, such as changes in government, sovereign risks, acts of war or aggression or terrorism, have had and could continue to have a direct and indirect impact on the pharmaceutical industry and GSK’s operations. The introduction of, or threats to introduce, aggressive trade, monetary and fiscal policies by governments and/or central banks generally in response to geopolitical and social tensions, or to address market-specific factors such as inflation, could lead to recessions in the jurisdictions in which GSK operates and raise the cost-of-living in those markets, resulting in further pressure on prices for GSK’s products and costs. The introduction of tariffs or other trade restrictions on pharmaceutical products or active pharmaceutical ingredients could cause an interruption in or disruption to GSK’s supply chain or its ability to produce and deliver its products. Any of these developments may materially and adversely affect GSK’s business, cash flows, results of operations, financial condition and prospects.

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered an indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 40.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 17 and other non-IFRS measures are defined in pages 57 and 58.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Year to date

Year to date is the six-month period in the year to 30 June 2025 or the same prior period in 2024 as appropriate.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and Outlooks, assumptions and cautionary statements

2025 Guidance

GSK revises its full-year 2025 guidance at constant exchange rates (CER).

GSK expects its turnover to increase towards the top end of the range between 3% to 5% and Core operating profit to increase towards the top end of the range between 6% to 8%. Core earnings per share is expected to increase towards the top end of the range between 6% to 8%.

The Core earnings per share guidance includes the implementation of the £2 billion share buyback programme to the end of Q2 2026.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase at a low teens percentage, Vaccines to decrease by a low-single digit per cent to broadly stable, and General Medicines to be broadly stable.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2025 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2025, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes. GSK notes that the US Administration has initiated an investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. Our guidance is inclusive of tariffs enacted thus far and the European tariffs indicated this week. We are positioned to respond to the potential financial impact of tariffs, with mitigation options identified. Given the uncertain external environment, we will continue to monitor developments.

2025 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2025 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk- adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2024 average exchange rates as a base (£1/$1.28, £1/€1.18, £1/Yen 193).

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q2 2025 earnings release and in the Group's 2024 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2024. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 29 July 2025.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GSK plc are as follows:

Sir Jonathan Symonds	Chair & Nominations & Corporate Governance Committee Chair
Emma Walmsley	Chief Executive Officer (Executive Director)
Julie Brown	Chief Financial Officer (Executive Director)
Elizabeth McKee Anderson	Independent Non-Executive Director
Charles Bancroft	Senior Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Wendy Becker	Independent Non-Executive Director, Remuneration Committee Chair
Dr Harry (Hal) Dietz	Independent Non-Executive Director, Science Committee Chair
Dr Jeannie Lee	Independent Non-Executive Director
Dr Gavin Screaton	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

By order of the Board
Emma Walmsley Chief Executive Officer	Julie Brown Chief Financial Officer

29 July 2025

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three and six months ended 30 June 2025.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2025 on page 25 and 26;
●	the balance sheet as at 30 June 2025 on page 27;
●	the statement of changes in equity for the six-month period then ended on page 28;
●	the cash flow statement for the six-month period then ended on page 29; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 30 to 46 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Boards (IASB).

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and six months ended 30 June 2025 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 37, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

29 July 2025

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-drug-conjugates
ADP	Adenosine diphosphate
AMP	Average manufacturer price
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CHMP	Committee for Medicinal Products for Human Use
CMS	Centre for Medicare & Medicaid Services
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTIs	complicated urinary tract infections
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
ES	Extensive stage
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumours
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
JAK	Janus kinase inhibitor
JAK1/JAK2 and ACVR1	once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
LA	Long acting includes Cabenuva and Apretude
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MDS	Myelodysplastic Syndromes
MGMT glioblastoma	methylated DNA protein cysteine methyltransferase
MMR/V	Measles, mumps, rubella and varicella
mRNA	messenger ribonucleic acid
OA	Older adults
ODAC	Oncologic Drugs Advisory Committee
OECD	Organisation for Economic Co-operation and Development
Oral 2DR	Oral 2 drug regimen includes Dovato and Juluca
PARP	a Poly ADP ribose polymerase
PBC	Primary biliary cholangitis
PD-1	a programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	percentage points
PYS	Peak year sales
Q4M	every 4 months
Q6M	every 6 months
RCC	Refractory chronic cough
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SCLC	small cell lung cancer
SITT	Single inhaler triple therapy
SLD	Steatotic liver disease
TIGIT	T cell immunoreceptor with Ig and ITIM domains
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTIs	uncomplicated urinary tract infections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 30, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc